U.S. SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.   20549


     FORM 10-SB/A/1


     GENERAL FORM FOR REGISTRATION OF SECURITIES
     OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
     OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



Commission file no. 1061316
                    -------


                  MEIER WORLDWIDE INTERMEDIA INC.
     (Name of Small Business Issuer in Its Charter)

                     Nevada                                      52-2079421
---------------------------                                      ----------
 (State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                              Identification No)

Ste 320-1100 Melville Street
Vancouver, British Columbia                                    V6E 4A6
                                                               -------
(Address of Principal Executive Offices)                      (Zip Code)

                                (604) 689-7572
                                ---------------
                         (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act: None



Securities registered under Section 12(g) of the Exchange Act:


Common Stock, Par Value $0.001 per share               NASD OTC Bulletin Board
----------------------------------------               -----------------------
(Title of Class)                                  (Name of Exchange that Stock
                                                  is to be registered).

                                  TABLE OF CONTENTS


Item                                                                       page
----                                                                       ----
                                      PART I

Item 1          Description of Business                                       1
Item 2          Management's Discussion and Analysis or Plan of Operation     8
Item 3          Description of Property                                      12
Item 4          Security Ownership of Certain Beneficial Owners
                and Management                                               13
Item 5          Directors, Executive Officers, Promoters and
                Control Persons                                              14
Item 6          Executive Compensation                                       15
Item 7          Certain Relationships and Related Transactions               17
Item 8          Description of Securities                                    18

                                      PART II

Item 1          Market Price of Registrants Common Equity and Other
                Shareholder Matters                                          19
Item 2          Legal Proceedings                                            20
Item 3          Changes in and Disagreements With Accountants                21
Item 4          Recent Sales of Unregistered Securities                      21
Item 5          Indemnification of Directors and Officers                    31

                                      PART F/S


Financial Statements                                                      32-62

                                      PART III


Item 1          Index to Exhibits                                            63
Item 2          Description of Exhibits                                      63

Signature Page                                                               63




                         DOCUMENTS INCORPORATED BY REFERENCE

     Documents incorporated by reference:  None








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Page 1

                                      PART I

Item 1.         Description of Business.

Historical Overview of the Company

Meier Worldwide Intermedia Inc. (the "Company") was incorporated on June 17, 1997 in the State of Nevada, U.S.A. The Company's executive office is located at 1100 Melville Street (suite 320), Vancouver, British Columbia, V6E 4A6 Canada,
Tel: (604) 689-7572.

The Company was organized as a holding company and is publicly traded on the NASD OTC Bulletin Board under the symbol 'HUES.'

As it was the intent of the Company to become publicly traded in the United States, Management determined it would be in the Company's best interests to be domiciled there, therefore incorporated the Company in Nevada, U.S.A. All of the Company's subsidiaries are British Columbia incorporated companies.

The President, Chief Executive Officer and founder of the Company is James Meier, 28. Since June 17, 1997 to the present, Mr. Meier. has been managing the Company's daily business. Since November 28, 1996, Mr. Meier has been the president of a British Columbia incorporated company - Meier Worldwide Intermedia Inc. From 1990 to 1995 he served as a systems analyst with the Canadian Imperial Bank of Commerce in Vancouver. Mr. Meier has been a director of the British Columbia Motion Picture Association since 1996, and is a voting member of the Academy of Canadian Cinema and Television.

Until November 1, 1998, the Company and its subsidiaries were in the business of developing websites on the internet as well as the acquisition, management and leasing of sound studio space which it marketed to the local entertainment industry through its five wholly-owned British Columbia incorporated subsidiaries. On November 1, 1998, these subsidiaries were disposed of for total consideration of $6.50to Meier Entertainment Group Inc., a company owned by James Meier, for their failure to produce revenue. They were: Meier Studios Inc., incorporated August 25,1997; G.G. Studios Inc., incorporated October 6, 1997; Meier Worldwide Intermedia Inc. (BC), incorporated November 28, 1996; Meier Studios (Lake City) Inc., incorporated December 18, 1997; and Meier Studios (B.B.) Inc., incorporated March 26, 1998.

On June 30, 1997 the Company acquired a movie industry website from Meier Entertainment Group Inc., a company wholly-owned by Jim Meier. On June 30, 1997, the Company issued 3,600,000 shares at $0.001 per share to Mr. Meier. These shares were issued for services, an operating the Internet site and the production rights for a motion picture based on the life story of Mr. Meier's father, John Meier. The recorded amount of $0.001 per share was arbitrarily determined by the Company and was for Mr. Meier's services as a director and officer of the Company only. This transaction was done with the approval of the Board of Directors.

In 1998 the Company formed two wholly owned subsidiariesThese are:

1. Meier Studio Management Inc., incorporated in British Columbia on March 26, 1998. James Meier is President. The company was originally formed to manage all of the studios that have subsequently been disposed of as of November 1, 1998 (see Part 1, Item 1, "Description of Business.").

2. Meier Entertainment Security Inc., was incorporated in British Columbia on September 16, 1998. James Meier is President, and Patrick S. Johnson is Vice President. For the past 13 years through his own firm, Mr. Johnson has provided security services to the entertainment industry. This company was established to provide personal and production site security services for the Company's movies.

Meier Studio Management Inc. and Meier Entertainment Security Inc. have never conducted and business. It is not anticipated by the management that either company will carry on business in the future. Given the foregoing, it is there is little probability that either business will continue as viable business entities in the future.

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The Company is currently refocusing its business and is in a transitional stage having disposed of the studio space leasing and management businesses. It is management's belief that the future opportunities for the Company lie not only with the production of films but also with the potential ability to merge this industry with the multi-media interactive technology that is available to the Company through its investment of a 20% interest in a company called Internet Television Network ("ITN") (see Part 1, Item 1, "Multimedia Video Technology").

The Company paid $2,000.00 for 2,000,000 million shares $0.001 par value shares in a recently incorporated Nevada company called Internet Television Network ("ITN"). This company was incorporated on July 6, 1999, in Nevada, U.S.A. The acquisition constitutes a 20% interest in ITN by the Company. ITN plans to carry out the business of providing real-time interactive multi-media services that will be available to the public via the Internet. A business plan is currently being completed and ITN's management has yet to determine how they will fund this project or the amount of funds that are needed to launch this service. John Meier is President and Chief Executive Officer of ITN and James Meier is a Director. As of August 31, 1999, ITN had not raised any working capital.


Offices

The Company's executive office is located at Suite 320-1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada.

Planned Business

It is the Company's objectives to carve out a niche market in the entertainment industry by implementing the following plans in the year 2000:

     -     Initiate production of the film based on the life of John Meier (see
           Part I, Item 1,"Movie Production").
     - Develop interactive video services for the Internet through Internet Television Network (ITN) (see Part 1, Item I, "Description of Business").

Movie Production

Although the Company is currently inactive, the President is working full time to obtain funding for the Company's subsidiaries. These are:

     - H.R.H. Productions Inc. ("H.R.H.") was incorporated in British Columbia on October 6, 1997. James Meier is President. The Company owns 1,000 common shares at $0.01 per share representing 100% ownership. The company will be responsible for producing the movie "The John Meier Story" based on the life of John Meier, who is the father of James Meier. John Meier was the former personal business advisor and aide to the late Howard Hughes and is the central character in the book, "Age of Secrets, The Conspiracy that toppled Richard Nixon and the Hidden Death of Howard Hughes". This book was published in 1995 and sold about 5,000 copies. H.R.H. has not yet determined how much funding is required to produce this movie.
           At the present time, management has not identified any sources for the funds necessary to complete this project. Beyond producing the movie based on the life of John Meier, the Company has no specific plans for future film projects.

     - Meier Rose Pictures Inc. ("Meier Rose") was incorporated in British Columbia on April 28, 1999. James Meier is President and Chief Executive Officer of Meier Rose. The Company owns 2,000 common shares at $0.01 per share representing a twenty percent (20%) interest in Meier Rose Meier Entertainment Group Inc. owns 5,100 common shares at $0.01 per share representing fifty one percent (51%), Alexandra Rose owns 2,900 common shares at $0.01 per share representing twenty nine percent (29%)Meier Rose's Chief Operating Officer is veteran Hollywood producer Alexandra Rose. Meier Rose intends to produce mainstream theatrical motion pictures in British Columbia, with Alexandra Rose serving as producer. Alexandra Rose is an accomplished Hollywood producer, with several successful projects to her credit including the nomination for an Oscar for 'Best Picture' for the film Norma Rae, for which Sally Field won the 'Best Actress' Oscar, as well as the Christopher Award for 'Best film, Best Screen play and Best Director'. Ms. Rose was also the producer of "The Other Sister" a Touchstone Pictures Film starring Diane Keaton released in 1999 by Bella Vista.

           At present Meier Rose has no employees. There are no contractual terms and conditions between the Company and Meier Rose, however the Company has granted the Chief Operating Officer of Meier Rose, Alexandra Rose, stock options to purchase 200,000 shares of the Company at $0.75 per share.per common share (see Part 1, Item 7, "Certain Relationships and Related Transactions"). Contractual terms and conditions between the Company and Meier Rose will be established for each individual film to be produced by Meier Rose. The Company is presently looking for suitable products.

According to the BC Film Commission, British Columbia is internationally known as Hollywood North, and is now considered to be the third largest film production center in the world, after California and New York. Vancouver is also recognized for the production of successful television shows, television commercials, animations and graphics.

Through its subsidiary H.R.H. the Company proposes to commence production of motion picture films in the year 2000, including a movie based on the life of James Meier's father, John Meier, who was the personnel business advisor and aide to the late Howard Hughes. John Meier also served on President Richard Nixon's task force on 'Resources and Environment'. A script for the John Meier movie has not yet been written, but is currently contemplated subject to financing. The movie would be an original screenplay based on private documents and former secret U.S. government files about the life and death of the reclusive billionaire, Howard Hughes, founder of Hughes Aerospace Inc.

The Company acquired the rights to make a film based on John Meier's story from Meier Entertainment Group Inc., an affiliate of the Company's president, James Meier, in August 1997. Such assignment was without consideration, it being John Meier's hope that the Company will effect production of such movie. (see Item 1, Part 7, "Certain Relationships and Related Transactions").

Management believes the John Meier story will have significant public interest and the potential for a major movie. His story includes employment from 1959 until 1970 as an aide to Howard Hughes, and contains knowledge of certain information relating to the resignation of Richard Nixon as the President of the United States. Incidents from John Meier's life have been featured in a book written by Gerald Bellett, called "Age of Secrets" (Voyageur, 1995), that was subtitled "The Conspiracy that Toppled Richard Nixon and the Hidden Death of Howard Hughes".

Management believes that because of the film's controversial revelations and the fact that it will be produced by an 'accomplished Hollywood producer, Alexandra Rose, significant publicity could be generated for the film which could translate into a box office success.

The writing and production of movies requires substantial funding, and the Company's ability to produce movies will depend on its ability to raise such funding, by way of a public or private offering. Management is currently reviewing the funding requirements for the film on John Meier's life experiences, and has not yet decided how they will achieve such funding or how much is required. No assurances can be given that such funding will be available on terms deemed acceptable by the Company, or that such movie, if financed and produced, will be successful.

The writing and production of movies is highly speculative in nature, involves many risks and frequently involves costs in excess of revenues. Production of the above film is contingent upon the Company's ability to raise sufficient working capital to complete the projects identified in this section.

Neither Meier Rose, nor H.R.H. presently has any financing or employees. Management is capable of carrying on the day-to-day business of the Company, and employees will only be hired when needed. It is anticipated that between 60 and 100 employees will be needed for each movie.

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Netcasting

The Company is observing various companies experimenting with Netcasting, and sees a potential opportunity with this technology. Netcasting is the term used for film and television productions that are broadcasted over the Internet instead of using conventional methods such as cable and satellite. Management believes that the entertainment industry will evolve more and more from distinct media, such as television, movies, CD-ROM, and internet, into unified or coopera-tive enterprises producing for all such media.

Potential Acquisitions

The Company may engage in or acquire other related businesses as well. Other businesses might include a directory of the Canadian film and television industry and/or the creation of multi-media productions. The Company has not initiated any steps toward the organization of any additional businesses, and does not presently have the financial capacity to do so. Any acquisitions of further businesses may involve the issuance of the Company's stock. In the long term, the Company will seek to engage in all facets of the entertainment industry, ranging from the production and marketing of entertainment productions for theaters and television, to providing multimedia Internet services.

Multi-Media Video Technology

The Company paid $2,000.00 for 2,000,000 million shares $0.001 par value shares in a recently incorporated Nevada company called Internet Television Network ("ITN"). This company was incorporated on July 6, 1999, in Nevada, U.S.A. The acquisition constitutes a 20% interest in ITN by the Company. ITN plans to carry out the business of providing real-time interactive multi-media services that will be available to the public via the internet. A business plan is currently being completed and ITN's management has yet to determine how they will fund this project or the amount of funds that are needed to launch this service. John Meier is President and Chief Executive Officer of ITN and James Meier is a Director. As of August 31, 1999, ITN had not raised any working capital.

The Film and Television Industry in British Columbia

Film production in British Columbia has grown rapidly in recent years, and is now an established industry. According to the BC Film Commission, film and television production generated CDN$537 million in revenues for British Columbia in 1996 (compared with CDN$432 million in 1995), with more than 25,000 jobs ascribed to the industry. Production in 1997 increased to CDN$630 million, and in 1998 posted a record CDN$808 million. A principal reason for such growth has been that production costs are up to 50% less in British Columbia, due to lower wages and a favorable exchange rate, compared with Hollywood. Development of the British Columbia film industry has been looked upon favorably by the provincial government, which created the British Columbia Film Commission to assist in bringing productions to British Columbia, provide funding for local productions, and otherwise support the industry. Vancouver provides experienced manpower and beautiful scenery, and the Greater Vancouver Regional District has made the film industry a high priority. The British Columbia Film Commission believes that the film industry could reach CDN$1 billion by the year 2000.

Major films produced in British Columbia to date include Deep Rising, Fire Storm and Free Willy III; television series produced there included Poltergeist, Highlander, Millennium, and X-Files (winner of three Golden Globe Awards). Paramount Pictures, Warner Bros., MCA Universal, MGM, and Disney all maintain offices in the Vancouver area, which is often referred to as "Hollywood North".

The great majority of such revenues come from foreign producers. The industry's success could therefore be affected by the relative strength of the Canadian and U.S. dollars. A surge in value of the Canadian dollar would have a negative impact on this industry in British Columbia.

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Distribution Methods

The Film Industry

The Company will utilize both traditional and non-traditional distribution channels to distribute its films. The Company believes that its first film based on the life of John Meier will generate interest by the major film distributors such as Touchstone, Alliance and Miramax Films. Using a well-known Hollywood producer such as Alexandra Rose will assist the Company in successfully bringing its films to the attention of the major distributors.

In addition to traditional distribution channels, the Company sees an opportunity to distribute its products directly to consumers through "netcasting" or the broadcasting of films over the Internet. Management's commitment to exploring non-traditional distribution channels is highlighted by the Company's investment in ITN, a company that intends to develop the ability to provide television-quality video feeds over the Internet.

Competition

The Film Industry

The market for the Company's products is highly competitive and uncertain as to the amount such market will generate. Many of the Company's competitors have greater name recognition and resources than does the Company. There are no assurances that the Company will be able to successfully compete or that the projects will be viable.

With respect to its plans for motion picture production, the Company will be competing with numerous companies engaged in the production and marketing of films and television productions. Most of such entities, such as Can West Global, Western International Communications, Cannell, and Pacific Motion Pictures, are larger and better established, and many are better financed than the Company. Management feels strongly that successful development of its first project, a movie based on the life of John Meier and produced by a well-known Hollywood producer such as Alexandra Rose, will provide the momentum necessary to attract the capital and artistic talent to develop future projects.

The Internet Business

The Company has limited exposure to the Internet business through its investment in ITN. The Internet business is highly competitive and highly fragmented and dominated by small enterprises. Success will be largely dependent on ITN's ability to raise capital and attract talent in the computer and multi-media industry. The Company is therefore uncertain as to the amount such market will grow and ITN's ability to compete in such an environment. Currently, there are numerous potential competitors seeking to deliver similar broadcast services on the Internet. Large companies such as Disney, Microsoft and Broadcast.com have all invested substantial amounts of capital to develop the technology and channels to deliver content to end-users. In addition to these major industry players, many small upstart technology companies are developing products and services that will compete directly with ITN's planned services. Compared to many of its competitors, ITN is severely hampered by its lack of capital and technical expertise.

ITN and the Company will not be dependent upon a few major customers as every individual with access to the Internet will be a potential customer for delivery of broadcast quality services over the Internet.

Proprietary Rights

The Company has no other patents, licenses, trademarks, franchises, concessions, royalty agreements or labor contracts other than the following:

1. The Company has the right to produce one movie based on the life of John Meier as previously described. There are no payments due under the terms of the grant of rights.
2. The Company has entered into an agreement with James Meier, President of the Company whereby Mr. Meier will be paid $5,000 per month for his services to the Company. Effective November 1, 1999, Mr. Meier has agreed to accept restricted stock in the Company at market price for a period of six months.

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Government Approval

The Company does not require government approval of its products or services and as such has not sought any such approval from any level of government.

Government Regulation

The Film Industry

The film industry is subject to government regulation at the federal, state and municipal levels. Currently, both the Canadian federal and provincial governments encourage film production in British Columbia through preferential tax treatment. Should the current taxation schemes change, the Company's ability to produce films in British Columbia would be seriously impaired.

The Internet

Currently, there is little federal or state regulation of the Internet when compared with other modes of communication, entertainment and commerce. As the Internet grows and in particular as the value of e-commerce grows, the potential for government regulation at both the state and federal level increases. It is foreseeable that increased regulation in regard to user privacy, taxation, content, copyright and consumer protection may be enacted in the future. As the rapid growth of the Internet has been in part due to its unregulated nature, any future regulations will likely slow the current rate of growth of the Internet. Any reduction in the rate of growth of the Internet will negatively affect companies that seek to introduce new technologies and products to the public.
As such, the Company's current investment in ITN, a business that seeks to provide internet broadcasting services to the public would be negatively impacted by a slowing of growth in Internet usage.

Recent attempts by the telephone carriers to request the Federal Communications Commission to regulate Internet service providers due to the increased demands being placed on the carriers' infrastructure could result in the imposition of user fees on service providers which would ultimately be passed on to the consumer. Any such levy would likely lead to slower growth in the Internet and would have an adverse affect on the Company's investment in ITN.

Laws aimed at regulating the content of Internet content providers has also been promoted by various interest groups. Successful regulation of Internet content will likely result in a slowing of the Internet's current popularity as a mode of dissemination of information. Management feels that given the international dimension of the Internet it is unlikely, that regulation of content by any nation will be successful.

Risk Factors

The Film Industry

1. The Company has a short history of operating various film studios for over a year and a half, and no operating history in the making of films and is dependent upon its ability to raise sufficient working capital to complete the projects identified in this report. The Company does not have funds to undertake any of its planned activities at the current time and there can be no assurance that it will be able to raise such funds.

2. The Company lacks working capital and will require financing to commence production of one movie. There is no assurance that the Company will be able to obtain such financing, or, if available, what the terms of such financing will be.

3. The market for the Company's products is highly competitive and uncertain as to the amount such market will generate. Many of the Company's competitors have greater name recognition and resources than does the Company. There are no assurances that the Company will be able to successfully compete or that the projects will be viable.

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4.     The Company's success will depend largely upon the performance of its founders and executive officers, James Meier, President and Director, Harry Evans, Executive Vice President and Director, Carrie Hunter, Corporate Secretary and Director, John Meier, consultant and Alexandra Rose, Producer. The loss of the services of these individuals would have a materially adverse effect on the Company if a replacement could not be found. In addition, the Company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the Company's industries is intense. In the event that the Company is unable to attract and retain certain skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurances that replacement personnel with similar contacts, experience and skills, could be found.

5. The Company does not anticipate payment of any cash dividends on its Common Stock in the foreseeable future.

6. Due to the concentration of the Company's shares in Meier Entertainment Group Inc., there are significant risk factors to the ordinary shareholder. As at September 30, 1999, the Company's President, James Meier, remains in effective control of the Company with the ability to elect all of the Company's directors and to authorize certain corporate transactions that require stockholder approval, in each case without concurrence of the Company's minority stockholders.

7. Present Management of the Company has a limited knowledge of how to produce movies, and the Company has a lack of operating history in the movie production business. However, the Chief Operating Officer of Meier Rose, Alexandra Rose, has a strong background in successful movie production, and it is the Company's intention that she will produce all movies.

8. Due to the weak Canadian dollar, British Columbia continues to be an attractive location for the film production industry as a great majority of revenues come from foreign and American producers. The future production of any films produced by Meier Rose could therefore be greatly affected by any changes in the relative value of the Canadian and U.S. dollar. Any surge in value of the Canadian dollar would have a negative impact on this industry in British Columbia as a whole.

9. The Company's auditors have qualified their opinion as follows: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt for the coming year and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 10. These financial statements do not include any adjustments that might result from the outcome of this uncertainty." Management will use its best efforts to obtain additional working for the Company. At the present time, however, there is no reason to expect that management will be successful. Management has not identified any potential investors at this time. If management is unsuccessful in obtaining additional funding, it is unlikely that the Company will be able to continue as a going concern.

10. The current shareholders of the Company and any future investors run the risk of losing all of their investment should the Company cease to be a going concern.

Research and Development Activities

The Company has spent zero dollars on research and development activities during each of the last two fiscal years.

Employees

The Company has only one employee, the Company's president James Meier. The Company's subsidiaries have no employees. At the present time, there is no expectation that the Company, or its subsidiaries will hire any additional permanent employees in the future.

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Reports to Security Holders

The Company intends to become a reporting company and will deliver an annual report to security holders of record. The report will include audited financial statements. The Company is responsible for timely filing of the same with the Securities and Exchange Commission.

Item  2.          Management's Discussion and Analysis or Plan of Operation

Plan of Operation

In the future, the Company will seek to establish its business of film production, as well as provide financing for production of its movie on the life of John Meier and other films. The Company also intends to devote additional resources to development of its Internet and multi-media video technology business, (see Part I, Item 1,"Current Business Description"). As at September 30, 1999, the Company does not have adequate resources to cover ongoing operations, and has no assets. The Company is a young company and going through a transitional stage of establishing an infrastructure and focus for future development. Management is confident that sufficient funding for working capital needs of US$60,000 per year and additional project financing can be completed in the near future.

Results of Operations

The Company does not have any operations from continuing operations.

Movie Production

The Company intends to identify suitable movie projects and to acquire rights to producing them in addition to the movie based on John Meier's life experiences. The Company has not yet determined the funding required for production of this movie, neither is there a script for it. The Company will seek to raise the necessary monies from investors or by joint venture with one or more established producers. The Company has not yet determined which established producer it might seek to joint venture with. It is not anticipated that production will commence until sometime in 2001. There can be no assurance that such financing will be available, or if available, that it would be offered on terms deemed acceptable to management. In the event the Company is successful in arranging such financing, it is contemplated that producing and distributing such movie could take as long as 12 months from the time the script is completed.

Acquisitions and Other Businesses

At present, the Company has no plans to acquire other businesses or properties. The Company does not expect to purchase or sell plant or significant equipment in the foreseeable future, nor does the Company foresee the hiring of new employees in the next year.

Liquidity and Capital Resources

For detailed financial data and comparatives for year ended Oct 31, 1997, 1998 and for the nine months ended July 31,1999, please refer to Part F/S "Financial Statements".

Cash Flows

From June 17, 1997 to July 31, 1999, the Company generated cash outflows of $950,998 and $1 from operating activities and investing activities respectively and cash inflows of $950,987 from financing activities. Cash outflows of $950,998 from operating activities were largely attributable to the incurrence

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Page 9

of cumulative net losses of $1,682,075 for the said period. Such losses reflect the combined effects of revenues of only $773,600 compared to substantially higher expenditures for operations and administration of $2,123,719, write-off of assets of $369,782 and write-off of related party debts of $987,943. Write-off of related party debts reflect those debts previously receivable from wholly owned subsidiaries which were disposed in November 1998. Partially off-setting operating cash outflows from cumulative net losses from June 17, 1997 to July 31, 1999, is the issuance of capital stock for services and expenses of $601,902.

During the same period, cash outflow of $1 from investing activities represents the written-down investment for a 20% interest in Meier Rose.

From June 17, 1997 to July 31, 1999, net proceeds of $832,013 in equity capital from the issuance of common shares with a par value of $0.001 per share and net proceeds of $118,974 from debt capital, which includes a convertible line of credit, contributed to cash inflows of $950,987 from financing activities.
Gross proceeds of $1,433,915 in equity capital for the period were realized from the issuance of 11,860,880 common shares.

From June 17, 1997 to July 31, 1999, the Company had a net decrease of $12 in cash flows, resulting in a bank overdraft of the same amount from continuing operations.

Convertible Line of Credit

On April 9, 1999, the Company entered into a convertible line of credit agreement allowing the Company to borrow up to CDN $300,000 of which CDN $100,000 (US $64,843) had already been advanced by the lender on December 4, 1998. A further CDN $50,000 (US $33,584) was advanced from the convertible line of credit on July 27, 1999. Funds advanced from the convertible line of credit are repayable on demand by the lender and bear an interest rate of 8% per annum calculated from the date of the advance. Either the lender or the borrower may convert all or part of the principal amount advanced under the line of credit into common shares of the Company at the rate of US $0.20 per share. Under the terms of the agreement, any conversion shall constitute full payment of the indebtedness owing by the Company to the lender in respect to the amount converted, including all accrued but unpaid interest thereon. On September 9, 1999, the entire amount advanced under the loan (US $98,876) was converted in 494,380 common shares of the Company. Monies advanced to the Company under the line of credit agreement were used for operations by the Company's subsidiaries. Since the conversion of the outstanding debt on September 9, 1999, the convertible line of credit is no longer available to the Company.

As at September 30, 1999, the Company had no assets and liabilities of US$248,200.

Management anticipates that the Company will need US$60,000 in working capital during the next 12 months in order to maintain daily operations. Jim Meier has agreed to fund the Company when needed in consideration for restricted stock issued at market price.

As of July 31, 1999, the Company currently has no assets and liabilities of US$248,161. A portion of these liabilities totaling US$74,994 is owed by the Company to James Meier, who has agreed to accept 299,976 restricted shares at US$0.25 per share as settlement in full. On September 9, 1999, the loan payable of US$98,876 was settled and converted to common shares (see Note 14, "Interim Unaudited Financial Statements"). James Meier has agreed to forgo his monthly fees of US$5,000 for the next six months commencing November 1,1999 for which he has agreed to accept restricted stock at current market price (an average price to be determined at the end of the six months) in consideration. Management will settle current outstanding debt with existing creditors by issuing shares for debt.

As of September 30, 1999 the following lawsuits and claims have been made against the Company and/or subsidiaries of the Company:

1. Appin Holdings Ltd. v. Meier Studios (B.B.) Inc. and the Company (Supreme Court of British Columbia, Vancouver Registry, action # C992772, commenced June 1, 1999): under a written lease date March 31, 1998, Appin Holdings Ltd. leased to Meier Studios (B.B.) Inc., movie studio premises located at 6228 Beresford Street, Burnaby, B.C. for a term of five years commencing April 1, 1998. Under a written agreement dated April 1, 1998, the Company agreed to guarantee the lease for a period of 12 months commencing April 1, 1998. The landlord terminated the lease on April 19, 1999, on the basis of its claim, which is disputed, that the tenant failed to pay rent in March and April 1999, and that two claims of builder's liens were filed against the property. The landlord is claiming CDN$228,897.41 (US$153,880.61) against the Company pursuant to agreement, which the Company disputes. Since the Company's guarantee expired on March 31, 1999, the Company calculates that its maximum exposure is CDN$61,634.53 (US$41,434.97), plus interest and costs and the Company has accordingly accrued this amount in its books.

2. Crow Productions Inc. v. Meier Studios (B.B.) Inc. (Supreme Court of British Columbia, Vancouver Registry, action # C993605, commenced July 12,
1999): under a written sublease dated March 31, 1998, Meier Studios (B.B.) Inc. subleased to Crow Productions Inc. the premises described in item 1 above. The subtenant paid rent of CDN$48,150 (US$30,252) to the sub landlord for May, 1999. As a result of the termination of the head lease on April 19, 1999 described in item 1, the subtenant paid the May, 1999 rent again to Appin Holdings Ltd. Crow Productions Inc. is claiming CDN$48,150 (US$30,252) plus interest and costs against Meier Studios (B.B.) Inc. Since Meier Studios is no longer a subsidiary, Management does not believe any judgement would affect the Company and, therefore, no amount has been accrued by the Company in relation to this lawsuit.

3. Ms. Renee Giesse. v. the Company, Meier Studio Management Inc., 532352 B.C. Ltd. and Dennis Rudd (Supreme Court of British Columbia, Vancouver Registry, action # C986645, commenced December 22, 1999): the plaintiff's claim as against the Company and Meier Studio Management Inc. claiming unpaid wages of CDN $83,333.33 (US$56,816.88) plus damages for wrongful dismissal, interest and costs. In the statement of claim, Ms. Giesse alleges that in December 1997 she agreed to be employed by the Company and its subsidiary, Meier Studio Management Inc., as a Vice President, Studio Management for the moive studios operated by the defendant in British Columbia. Ms. Giesse alleges that under the terms of the oral employment agreement she was to be paid a salary and benefits commensurate to similar industry executives. Ms. Giesse alleges that a commensurate salary is CDN $125,000 per annum plus the reimbursement of certain expenses. Ms. Giesse further alleges that she carried out her duties as Vice President from December 15, 1997 to August 18, 1998 when she was dismissed without cause. The plaintiff seeks damages in the amount of salary for the period of December 17, 1997 to August 18, 1998. Management denies each and every allegation fact contained in Ms. Giesse's statement of claim. Specifically, Management disputes that there was any employment agreement and believes that the claim is frivolous and without merit. Since the Company filed its statement of defense on January 18, 1999, there has been no further action taken by Ms. Giesse in relation to her claim. Given the nature of this lawsuit, no amount has been accrued in the Company's books in relation to this lawsuit.

4. Michael McGowan v. the Company, Meier Studios (Lake City) Inc., Meier Worldwide Entertainment B.C. Ltd. and G.G. Studios Ltd. (Supreme Court of British Columbia, Vancouver Registry, action # C992476, commenced May 14, 1999):
Mr. McGowan loaned CDN$40,000 (US$26,890.75) without specific terms as to interest and repayment to the Company on August 15, 1997. Mr. McGowan requested that the loan be repaid and when the Company did not comply, he commenced the above action. Prior to filing a statement of defense, the Company agreed to a consent judgment of CDN$43,552.49 (US$29,278.98) as at September 1, 1999, to make monthly payments of CDN$1,000.00 (US$672.26) commencing on October 1, 1999, to pay interest at 1% above the HSBC Canada Bank prime rate and to pay the balance on October 1, 2000. As a result of this lawsuit and settlement, the entire amount has been accrued and recorded as a loan payable on the Company's books.

5. Meier Studios Inc. v. 544553 B.C. Ltd. (Supreme Court of British Columbia, Vancouver Registry, action #C985401, commenced September 4, 1998). Meier Studios entered into a lease agreement with the defendant to lease a 65,000 square foot building on lands owned by the defendant in Delta, British Columbia. Under the terms to the lease, the defendant was required to construct an addition to the existing building of approximately 115,000 square feet. Upon completion of the addition, the basic rent payable by Meier Studios Inc. was to increase to approximately $105,000 per month. In June of 1998, the defendant informed Meier Studios Inc. that the addition had been completed and demanded payment of additional rent. Meier Studios Inc. determined that the addition was not complete nor had the municipal government issued the necessary occupancy permits. Subsequently, the defendant informed Meier Studios Inc. that it had terminated the lease and blocked the plaintiff from accessing the premises. Meier Studios Inc. brought the action seeking a declaration that the lease was valid and requiring specific performance by the defendant. In October 1998, the defendant filed its statement of defense and counterclaimed for damages against Meier Studios Inc. Specifically, the defendant sought damages in the amount of $308,040 (less $112,107.55 and $5,552.45 paid into court by Meier Studios Inc.)

On November 1, 1998, the Company sold Meier Studios Inc. to Meier Entertainment Group Inc., a company controlled by the Company's president, James Meier. While Meier Studios Inc. is no longer a subsidiary of the Company, the Company remains liable under the lawsuit as it acted as a guarantor on the original lease. No amount has been accrued on the Company's books as Management does not believe there is any reasonable prospect that the suit against it will be successful.

Item 3.          Description of Property

Business Offices

The Company's principal business office is located at 320-1100 Melville Street, Vancouver, British Columbia. The Company pays rent in the amount of CDN $550.00 per month for the above noted office space.

At the current time, the Company has no investments or interests in real estate, real estate mortgages, securities of or interests in persons primarily engaged in real estate activities.

Movie Rights

The Company has no property other than the rights to produce one movie based on the life of John Meier, the father of James Meier, the Company's President. (See
Part I, Item 7,"Certain Relationships and Related Transactions"). Such rights were acquired from Meier Entertainment Group, Inc. without consideration and permit the Company to produce the film as an authorized depiction of John Meier's life (see Index, Exhibit # 4c). This movie is in the conceptual stage and the Company is dependent on financing for the creation of a script.

As told by John Meier, his story involves the U.S. Central Intelligence Agency, Richard Nixon, Howard Hughes, bribes, foreign intrigue, kidnapping, beatings, and escape. It involves high level deals involving nuclear testing, and the downfall of Richard Nixon. Management believes that the controversial subject matter of the story will generate significant public interest. Many of such incidents have been previously described in the 1995 book titled "Age of Secrets, The Conspiracy that toppled Richard Nixon and the Hidden Death of Howard Hughes," written by Gerald Bellett in cooperation with John Meier. The Company has no agreement with the author in regard to any future film. The movie will be based on John Meier's life and not on the book "Age of Secrets". In the event the this movie is produced, there are no fees payable to John Meier or Meier Entertainment Group Inc. Notwithstanding public interest, profitability will depend on the Company's ability to select a successful screenwriter, directors, and actors.

The Company has yet to determine the funding required for this movie. There can be no assurance that the Company will be successful in raising any funds, or, if it is successful in raising such funds, that the picture produced will be successful at the box office.


Item  4.          Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of September 30, 1999.

Name and Address               Total Amount
of Beneficial                   of Beneficial    Common     Stock     Percent of
Owner                             Ownership       Stock     Options      Class
-----                             ---------       -----     -------    ---------

*Meier Entertainment Group Inc. 4,550,000     3,550,0001,2 1,000,0003    36.8%
360 English Bluff Road
Delta, BC  V4M 2N1

*James Meier
360 English Bluff Road
Delta, BC  V4M 2N1

Notes:
     As of September 30, 1999, there were 12,455,260 shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
1 On June 30, 1997, the Company issued 3,500,000 common shares to Meier Entertainment Group Inc., of which James Meier is president and controlling stockholder.
2 On June 30, 1997,the Company. transferred 100,000 of its common shares to Carrie Hunter in recognition of Ms. Hunter's agreement to serve as a director and officer of the Company. The 100,000 shares were restricted preventing Ms. Hunter from selling the shares for a period of one year from the date of issue. Ms. Hunter subsequently transferred 50,000 of her shares to Meier Entertainment Group Inc. and later sold the remaining 50,000 shares upon expiration of the one-year hold period. Ms. Hunter now holds no shares in the Company.
3 Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for any other person.
*     Meier Entertainment Group Inc. is wholly owned by James Meier.


Security Ownership of Management

The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of September 30, 1999.

Name and Address               Total Amount
of Beneficial                   of Beneficial    Common     Stock     Percent of
Owner                             Ownership       Stock     Options      Class
-----                             ---------       -----     -------    ---------

*Meier Entertainment Group Inc. 4,550,0001     3,550,0001 1,000,000    36.8%
360 English Bluff Road
Delta, BC V4M 2N1
Canada

Harry Evans                       100,000           0       100,000       *
1777 Via Verde Drive
Rialto, CA  92377
USA

Carrie Hunter                           03          0          0          *
2588 Westhill Drive, #205
West Vancouver, B.C.V7S 3B6
Canada

Michael Laidlaw                         0           0          0          *
55 Falcon Way
The Isle of Dogs
London, E14 9U8
England

All officers and directors (as a group of four persons)                  37.6%

     Notes:
     Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
1 Includes 3,500,000 shares issued in June 1997 to Meier Entertainment Group Inc., of which James Meier is president and controlling stockholder and 50,000 shares transferred from Carrie Hunter.
2 In accordance with Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for any other person.
3 On June 30, 1997 Carrie Hunter was issued 100,000 shares in consideration for her services as a director and officer of the Company. The 100,000 shares were restricted, preventing Ms. Hunter from selling the shares for a one-year period from the date of issue. Ms. Hunter transferred 50,000 shares to Meier Entertainment Group Inc. The remaining 50,000 shares were sold by Ms. Hunter after the expiration of the one-year hold period. As a result, Ms. Hunter now holds no shares in the Company.
*     Indicates less than 1% Ownership.



Item 5.          Directors, Executive Officers, Promoters and Control Persons

The following table identifies the Company's directors and executive officers and certain other key employees as of September 30, 1999. Directors are elected at the Company's annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board. The date of the Company's 1999 Annual General Meeting of Stockholders has not yet been set.

                                                                Term as Director
  Name                         Positions Held                            Expires
 ----                          --------------                            -------

James Meier               President/CEO/ Director                         1999
Harry Evans               Vice President/Director                         1999
Michael Laidlaw           Director                                        1999
Carrie Hunter             Director/Secretary Treasurer                    1999
Blaine Ruzycki            Promoter

James Meier, 28, the Company's founder, has been President and Director since its inception. James Meier was also the founder and president of Meier Entertainment Group Inc. From 1997 to the present, he has been managing the Company. From 1990 to 1995 he served as a systems analyst with the Canadian Imperial Bank of Commerce in Vancouver. Mr. Meier has been a director of the British Columbia Motion Picture Association since 1996, and is a voting member of the Academy of Canadian Cinema and Television.

Harry K. Evans, 62, was appointed Executive Vice President and Director in January 1998. He serves as United States and international liaison/consultant for the company in Los Angeles. From 1990 through 1995 he was Chief Executive Officer of the American Society of Cinematographers and a top executive with the Directors Guild of America and the International Photographers Guild of Hollywood. Since February 1995 Mr. Evans has also served as executive vice president of Meier Entertainment Group Inc. From 1993 through 1995 he was a labor relations consultant, primarily for the Union of British Columbia Performers.

Michael Laidlaw, 62, was appointed as a Director on September 9, 1999. He is an independent financial advisor and consultant to many European and North American institutions. Mr. Laidlaw was born and educated at Malvern College, Worcestershire, in England. In 1955 he joined the London brokerage house of Angel H. Hart & Company and in 1961 he moved to Vivian Gray & Company. In 1985 he acquired the company of Giles and Overy, a small London brokerage house on behalf of an insurance group, and expanded the company ten-fold over three years. Since 1963 he has been a member of the London Stock Exchange, a position that he retired from in late 1998. He currently serves on the Board of Directors of the following Vancouver Stock Exchange listed companies: President Mines Ltd., Sunstate Resources Ltd. and Mt. Tom Minerals Corporation.

Carrie L. Hunter, 56, has been corporate secretary of the Company since its inception, and also a Director since January 1998. Ms. Hunter is also president of Gloria! Management, a communications consulting firm that she founded in 1994. From 1979 to 1994, she was president of the Banff Television Festival. From 1994 to 1997, she has served as administrative director of the British Columbia Motion Picture Association.

James Meier is the only executive officer who works full time for the Company. The other Directors and Officers devote such time as their responsibilities require. None of the Company's Directors are directors of other companies registered under the Securities Exchange Act of 1934.

Blaine Ruzycki, 34, is considered to be the promoter for the Company. He resides in Alberta, Canada, and is responsible for providing stockholder relations services for the Company. For the past five years, Mr. Ruzycki has been a self-employed businessman.

There is a family relationship between the Company's President James Meier, and his father John Meier, President of ITN. In addition to his role as president of ITN, for the past five years, Mr. John Meier has been a self-employed businessman living in Vancouver, British Columbia. There are no other relationships with any person under consideration for nomination as a director or appointment as an executive officer of the Company.

Item 6.          Executive Compensation

The Company's president, James Meier, currently receives US$5,000 per month as a salary, which commenced in August 1997. In June 1997, James Meier's company, Meier Entertainment Group Inc., also received 3,500,000 shares of the Company's stock for his services in organizing the Company

Carrie Hunter received total remuneration of CDN$23,500 that was converted at the average exchange rate for the year of 1998 of 1.4667 for the sum of US$16,022 for the year-ended October 31, 1998. She was paid by one of the Company's wholly owned subsidiaries, Meier Worldwide Intermedia Inc. (a British Columbia company), for her services as Secretary Treasurer during that period. In June 1997, 100,000 common shares were issued by the Company for her services as a director and an officer of the Company. No other compensation has been paid to her or is owed to her by the Company as at August 31, 1999.

With the exception of James Meier and Carrie Hunter, no other officers or directors of the Company have received compensation since the Company's inception. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

The following table sets forth compensation paid or accrued by the Company for the period ended September 30,1999, to the Company's Chief Executive Officer and shows compensation paid to other officers and directors whose compensation does not exceed US$100,000 in any one year.

Summary Compensation Table (1998/99)
                                      Long Term Compensation (in US Dollars)

                 Annual Compensation               Awards          Payouts
 (a)              (b)        (c)     (e)      (f)      (g)      (h)      (i)
                                    Other  Restricted                  All other
                                    annual   stock     Options/ LTIP     compen-
Name and principal                  comp.    awards     SARs   payouts   sation
position          Year      Salary   ($)      ($)       (#)      ($)       ($)
--------          ----      ------   ---     ------    ------  ------    -------

*James Meier,   1997/98    $60,000    0        0     1,000,000    0         0
President, CEO     1999    $60,000    0        0         0        0         0

Carrie Hunter,  1997/98    $16,022,   0     50,000       0        0         0
Secretary,
Treasurer1999      1999        0      0        0         0        0         0

Harry Evans        1998        0      0        0       100,000    0         0
Exec. VP &
Director           1999        0      0        0         0        0         0

Alexandra Rose     1999        0      0        0       200,000    0         0
COO Meier Rose




Note:
* Includes options issued to Meier Entertainment Group Inc., which is wholly owned by James Meier.

Options Outstanding

A total of 2,800,000 stock options have been granted from inception to September 30, 1999. No options have been exercised to this date. The 1,000,000 options granted to International Financial Corporation in March 1998 were terminated by the Company in March 1999, and are not included in this table.

                                 Individual Grants
-------------------------------------------------------------------------------
                                 Individual Grants
-------------------------------------------------------------------------------

(a)                       (b)                (c)                     d)                 (e)
                       Number of          % of Total
                  Securities Underlying   Options/SARs
                      Options/SARs        Granted to Employees  Exercise or Base     Expiration
Name                    Granted           in Fiscal Year          Price ($/Sh)          Date
-------------------------------------------------------------------------------------------------
Alexandra Rose          200,000               11%                     .75          March 17, 2004
John Meier              500,000             27.7%                     .75          March 17, 2004
Harry Evans             100,000             5.55%                    1.00           March 4, 2003
Meier Entertainment   1,000,000             55.5%                    1.00        October 23, 2003
Group Inc. (wholly
owned by James Meier)

Summary of Individual Options Granted and Outstanding to September 30, 1999.

In March 1999, the Company granted options to purchase 200,000 shares of the Company's stock to Alexandra Rose, Chief Operating Officer of Meier Rose Pictures Inc., for providing services as a Producer in relation to certain film productions. Such options are exercisable at US$0.75 per share at any time between March 17, 1999 and March 17, 2004.

In March 1999, the Company granted options to purchase 500,000 shares of the Company's stock to John Meier, for consulting services. Such options are exercisable at US$0.75 per share at any time between March 17, 1999 and March 17, 2004.

In October 1998, the Company granted options to purchase 1,000,000 shares of the Company's stock to Meier Entertainment Group Inc., for consulting services. Such options are exercisable at US$1.00 per share at any time between October 23, 1998 and October 23, 2003.

In January 1998, the Company granted options to purchase 100,000 shares of the Company's stock to Harry Evans, a director of the Company. Such options are exercisable at US$1.00 per share at any time between March 4, 1999 and March 4, 2003.

As of September 30, 1999, none of the above options have been exercised. No other options were granted in the last fiscal year to any of the Company's officers or Directors, but it is contemplated that the Company may issue additional options to officers, directors, advisors, and key employees in the future.

In March 1998, the Company issued options to purchase 1,000,000 shares of the Company's stock to International Financial Corporation, for investor relation's services to the company. Such options were exercisable at US$1.00 per share at any time between March 4, 1999 and March 4, 2003. The services of the company were discontinued because they did not result in a financing and the option is no longer valid. No options were exercised.



Aggregated Fiscal Year End Option/SAR Values

(a)                     (b)              (c)               (d)                (e)
                                                        Number of            Value of
                                                    Securities Underlying   Unexercised
                                                       Unexercised          In-the-Money
                                                       Options/SARS at      Options/SARS at
                                                       FY-End July 31/99    FY-End July 31/99

Name                 Shares Granted  Value Realized    Exercisable          Exercisable
---------------------------------------------------------------------------------------------
*James Meier, CEO     1,000,000            0           1,000,000               0
(Meier Entertainment
Group Inc.)
John Meier              500,000            0             500,000               0
Harry Evans             100,000            0             100,000               0
Alexandra Rose          200,000            0             200,000               0

Note:
*Includes options issued to Meier Entertainment Group Inc. which is 100% owned by James Meier.

Item  7.          Certain Relationships and Related Transactions

On June 30, 1997, the Company issued 3,500,000 shares of its common stock to

Meier Entertainment Group Inc. in consideration for its services in organizing the Company, valued at US$0.001 per common share (see Part I, Item 1, "Description of Business"). At the time of such agreement, James Meier, the Company's President, was an officer and sole stockholder of Meier Entertainment Group Inc. The terms of such transaction were determined by James Meier and cannot be deemed to have been negotiated at arm's length, but at the time the Company had no other stockholders. On June 30, 1997, the Company transferred 100,000 of its shares to Carrie Hunterin recognition of Ms. Hunter's agreement to serve as a director and officer of the Company. Ms. Hunter's shares were restricted and prevented her from selling said shares for a period of one year from the date of issue. Ms. Hunter subsequently transferred 50,000 shares to Meier Entertainment Group Inc. and subsequent to the passage of the one year hold period, Ms. Hunter sold her remaining 50,000 shares. Ms. Hunter now owns no shares in the Company.

For compensation and options issued to officers and directors, (see Part 1, Item 6, "Executive Compensation").

In July 1999 the Company purchased 2 million shares of ITN, a Nevada corporation, at US$0.001 per share, (see Part 1, Item 1, "Description of Business"), of which John Meier is the President and Chief Executive Officer and James Meier is a Director. ITN plans to carry out the business of providing real-time interactive and multi-media services that will be available via the Internet and television.

The directors and certain of the Company's officers and stockholders are also directors, officers and stockholders of other companies engaged in the film and internet business, and conflicts of interest may arise between their fiduciary duties as directors of the Company and as directors of other companies.

There are certain family relationships between the directors, executive officers and their mother. James Meier is the son of John Meier. It was from John Meier's mother that the movie rights to his story were acquired by Meier Entertainment Group Inc.

There are no other relationships with any person under consideration for nomination as a director or appointment as an executive officer of the Company.



Item  8.          Description of Securities.

The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.001 per share. As of September 30, 1999, 12,355,260 shares were outstanding.

Common Stock

Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund pro-visions applicable to the common stock.

Neither the Company's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Company's directors, and persons owning less than a majority could be foreclosed from electing any.

PART II

Item 1.  Market Price of Registrants Common Equity and Other Shareholder Matters

Market Information

As of October 26, 1998 the Company has been quoted on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board" under the symbol of "HUES". The following price information was provided by Pacific International Securities Inc. of Vancouver, British Columbia.

High and Low Sales Prices for each quarter within the last two fiscal years.*



                             HIGH                   LOW
                         (Price per Share $)  (Price per Share $)
                Oct 98        2.4                   1.6
                Jan 99        1.1                    .5625
                Apr 99      .3125                    .25
                Jul 99        .68                    .30

* The quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

Holders

The number of recorded holders of the Company's common stock as of September 30, 1999 is 784.

Dividends

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and development of it's business.

Year 2000 Computer Problems

The Year 2000 problem is a result of certain computer software written using two digits for the date rather than four. Such software may incorrectly interpret a date written as "00" as being the year 1900 or may simply fail to perform at all. This Year 2000 problem may result in severe difficulties for both information technology systems and, indirectly, non-information technology systems.

At present the Company has no information technology systems. As such, the Company does not anticipate any impact on its operations from impacts on computer systems. The Company has made no investigation as to the potential effects the Year 2000 problem may pose to the Company's non-information technology systems. Additionally, the Company has made no attempt to assess the potential impact of the Year 2000 problem in relation to third parties with whom the Company has a relationship. Given the Company's lack of information technology systems, the Company does not anticipate any costs in dealing with the Year 2000 problem.

The most reasonably likely Year 2000 worst case scenario would be a major shutdown of the Internet, which would affect the business of ITN. Depending on the extent and duration of any disruption to the Internet, the Company's investment in ITN may be jeopardized. The Company has no contingency plan to address any worst case scenario in relation to the Year 2000 problem and does not intend to develop one in the future.

The Company has not developed a Year 2000 contingency plan, nor does the Company intend to develop such a plan in the future. Additionally, the Company has made no efforts to determine the progress of any plan in place to become ready for the Year 2000 problem nor does it intend to develop any such plan to address the Year 2000 .

Transfer Agent

The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street (ste. 880), Reno, Nevada 89501, U.S.A.

Item 2.          Legal Proceedings

As of September 30, 1999 the following lawsuits and claims have been made against the Company and/or subsidiaries of the Company:

1. Appin Holdings Ltd. v. Meier Studios (B.B.) Inc. and the Company (Supreme Court of British Columbia, Vancouver Registry, action # C992772, commenced June 1, 1999): under a written lease date March 31, 1998, Appin Holdings Ltd. leased to Meier Studios (B.B.) Inc., movie studio premises located at 6228 Beresford Street, Burnaby, B.C. for a term of five years commencing April 1, 1998. Under a written agreement dated April 1, 1998, the Company agreed to guarantee the lease for a period of 12 months commencing April 1, 1998. The landlord terminated the lease on April 19, 1999, on the basis of its claim, which is disputed, that the tenant failed to pay rent in March and April 1999, and that two claims of builder's liens were filed against the property. The landlord is claiming CDN$228,897.41 (US$153,880.61) against the Company pursuant to agreement, which the Company disputes. Since the Company's guarantee expired on March 31, 1999, the Company calculates that its maximum exposure is CDN$61,634.53 (US$41,434.97), plus interest and costs.

2. Crow Productions Inc. v. Meier Studios (B.B.) Inc. (Supreme Court of British Columbia, Vancouver Registry, action # C993605, commenced July 12,
1999): under a written sublease dated March 31, 1998, Meier Studios (B.B.) Inc. subleased to Crow Productions Inc. the premises described in item 1 above. The subtenant paid rent of CDN$48,150 (US$30,252) to the sub landlord for May, 1999. As a result of the termination of the head lease on April 19, 1999 described in item 1, the subtenant paid the May, 1999 rent again to Appin Holdings Ltd. Crow Productions Inc. is claiming CDN$48,150 (US$30,252) plus interest and costs against Meier Studios (B.C.) Inc. Since Meier Studios is no longer a subsidiary, Management does not believe any judgement would affect the Company.

3. Ms. Renee Giesse. v. the Company, Meier Studio Management Inc., 532352 B.C. Ltd. and Dennis Rudd (Supreme Court of British Columbia, Vancouver Registry, action # C986645, commenced December 22, 1999): the plaintiff's claim as against the Company and Meier Studio Management Inc. claiming unpaid wages of CDN $83,333.33 (US$56,816.88) plus damages for wrongful dismissal, interest and costs. In the statement of claim, the Ms. Giesse alleges that in December 1997 she agreed to be employed by the Company and it's subsidiary, Meier Studio Management Inc., as a Vice President, Studio Management for the movie studios operated by the defendant in British Columbia. Ms. Giesse alleges that under the terms of the oral employment agreement she was to be paid a salary and benefits commensurate to similar industry executives. Ms. Giesse alleges that a commensurate salary is CDN $125,000 per annum plus the reimbursement of certain expenses. Ms. Giesse further alleges that she carried out her duties as Vice President from December 15, 1997 to August 18, 1998 when she was dismissed without cause. The plaintiff seeks damages in the amount of salary for the period of December 17, 1997 to August 18, 1998. Management denies each and every allegation fact contained in Ms. Giesse's statement of claim. Specifically, Management disputes that there was any employment agreement and believes that the claim is frivolous and without merit. Since the Company filed it's statement of defense on January 18, 1999, there has been no further action taken by Ms. Giesse in relation to her claim.

4. Michael McGowan v. the Company, Meier Studios (Lake City) Inc., Meier Worldwide Entertainment B.C. Ltd. and G.G. Studios Ltd. (Supreme Court of British Columbia, Vancouver Registry, action # C992476, commenced May 14, 1999):
Mr. McGowan loaned CDN$40,000 (US$26,890.75) without specific terms as to interest and repaymentto the Company on August 15, 1997. Mr. McGowan requested that the loan be repaid and when the Company did not comply, he commenced the above action. Prior to filing a statement of defense, the Company agreed to a consent judgment of CDN$43,552.49 (US$29,278.98) as at September 1, 1999, to make monthly payments of CDN$1,000.00 (US$672.26) commencing on October 1, 1999, to pay interest at 1% above the HSBC Canada Bank prime rate and to pay the balance on October 1, 2000.

5. Meier Studios Inc. v. 544553 B.C. Ltd. (Supreme Court of British Columbia, Vancouver Registry, action #C985401, commenced September 4, 1998). Meier Studios entered into a lease agreement with the defendant to lease 65,000 square foot building on lands owned by the defendant in Delta, British Columbia. Under the terms to the lease, the defendant was required to construct an addition to the existing building of approximately 115,000 square feet. Upon completion of the addition, the basic rent payable by Meier Studios Inc. was to increase to approximately $105,000 per month. In June of 1998, the defendant informed Meier Studios Inc. that the addition had been completed and demanded payment of additional rent. Meier Studios Inc. determined that the addition was not complete nor had the municipal government issued the necessary occupancy permits. Subsequently, the defendant informed Meier Studios Inc. that it had terminated the lease and blocked the plaintiff from accessing the premises. Meier Studios Inc. brought the action seeking a declaration that the lease was valid and requiring specific performance by the defendant. In October 1998, the defendant file its statement of defense and counterclaimed for damages against Meier Studios Inc. Specifically, the defendant sought damages in the amount of $308,040 (less $112,107.55 and $5,552.45 paid into court by Meier Studios Inc.)

On November 1, 1998, the Company sold Meier Studios Inc. to Meier Entertainment Group Inc., a company controlled by the Company's president, James Meier. While Meier Studios Inc. is no longer a subsidiary of the Company, the Company remains liable under the lawsuit as it acted as a guarantor on the original lease.

Item 3.     .     Changes in and Disagreement with Accountants

From inception to September 30, 1999, the Company's Auditors were Andersen, Andersen & Strong, L.C. of Salt Lake City, Utah, U.S.A. Such firm's Audited financial statements for the period from inception to October 31,1998, did not contain any adverse opinion or disclaimer, nor were there any disagreements between them and the management of the Company.

Item  4.          Recent Sales of Unregistered Securities

From inception through September 30, 1999, the Company has issued and/or sold the following unregistered securities. Such transactions were exempt from registration by virtue of Rule 504 of Regulation D promulgated under the Securities Act of 1933. Such transactions were also exempt from registration by virtue of the fact that they did not involve a public offering of securities and occurred outside of the United States.

                                     No. of
Name and Address of                  Shares     Date of Issue    Price Per Share
Shareholder
================================================================================
Meier Entertainment Group Inc.     3,500,000    June 30, 1997    Issued for
320-1100 Melville Street                                         Services at
Vancouver, BC  V6E 4A6                                           $.001 per share
--------------------------------------------------------------------------------
Carrie Hunter                        100,000    June 30, 1997    Issued for
205-2286 Bellevue Avenue                                         Services at
West Vancouver, BC  V7V 1C6                                      $.001 per share
--------------------------------------------------------------------------------
Bond Mercantile Limited              950,000    June 30, 1997    Issued for Cash
Akara Bldg, 24 de Castro Street                                  at $.001
Road Town,, Tortola, BVI
Attn:  Juan Mashburn
--------------------------------------------------------------------------------
Casteen International Limited     800,000       June 30, 1997    Issued for Cash
Saffrey Square, Suite 205                                         at $.001
Nassau, Bahamas
Attn:  Antoinette Stubbs
--------------------------------------------------------------------------------
Cross Corporation                 825,000       June 30, 1997    Issued for Cash
No. 2 Commercial Centre Square                                   at $.001
Alofi, Niue
Cornelio McKay
--------------------------------------------------------------------------------
Douglas Inc.                      850,000       June 30, 1997    Issued for Cash
Arango-Orillac Bldg.                                             at $.001
Panama City, Panama
Attn:  Leticia Montoyal
--------------------------------------------------------------------------------
Loyalty United International Inc. 925,000       June 30, 1997    Issued for Cash
No. 2 Commercial Centre Square                                   at $.001
Alofi, Niue
Attn:  Ronald Lui
--------------------------------------------------------------------------------
Peregrine Corporation             750,000        June 30, 1997   Issued for Cash
Arango-Orillac Bldg.                                             at $.001
Panama City, Panama
Attn:  Francis Perez
--------------------------------------------------------------------------------
Troy International Inc.           900,000        June 30, 1997   Issued for Cash
No. 2 Commercial Centre Square                                   at $.001
Alofi, Niue
Attn:  Michael Laidlaw
--------------------------------------------------------------------------------
Gyro-Gym Enterprises Inc.         400,000        July 30, 1997   Issued for
320-1100 Melville Street                                         Services at
Vancouver, BC  V6E 3C9                                           $.061 per share
--------------------------------------------------------------------------------
Lucy Chan                           7,000     January 30, 1998   Issued for Cash
337 West 2nd Avenue                                              at  $.50
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------
MC Studios                         98,366     January 30, 1998   Issued for Cash
6130 Wilson Avenue                                               at $.50
Burnaby, BC Canada  V5H 2R8
Attn:  Dennis Rudd
--------------------------------------------------------------------------------
Avalon Enterprises Inc.           394,634     January 30, 1998   Issued for Cash
No. 2 Commercial Centre Square                                   at $.50
Alofi, Niue
--------------------------------------------------------------------------------
Wayne Alan Taylor                  50,000     January 30, 1998   Issued for
415 South Tower, 5811 Cooney Rd.                                 Services at
Richmond, BC  Canada  V6X 3M8                                    $1.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Michael Anderson                      310     January 30, 1998   Issued for
3765 Belgrave Street                                             Services at
Victoria, BC  Canada  V8Z 5A1                                    $1.00
--------------------------------------------------------------------------------
Deraco Consultants                  2,500     January 30, 1998   Issued for
1345 West 3rd Avenue                                             Services at
Vancouver, BC  Canada  V6J 1L5                                   $1.00
--------------------------------------------------------------------------------
Amarjit K. Gill                     1,300     January 30, 1998   Issued for
5864 104th Street                                                Services at
Delta, BC  Canada  V7K 3N3                                       $1.00
--------------------------------------------------------------------------------
Sarinder Gill                       1,191     January 30, 1998   Issued for
5864 104th Street                                                Services at
Delta, BC  Canada  V7K 3N3                                       $1.00
--------------------------------------------------------------------------------
Helen MacCoomb                      3,261     January 30, 1998   Issued for
3951 Hamilton Street                                             Services at
Port Coquitlam, BC Canada V3B 3A8                                $1.00
--------------------------------------------------------------------------------
Jean M. Schwartz                      100     January 30, 1998   Issued for
6, West 38th Avenue                                              Services at
Vancouver, BC  Canada V5Y 2N4                                    $1.00
--------------------------------------------------------------------------------
Andy Sangha                        10,000     January 30, 1998   Issued for Cash
9331 Granville Avenue                                            at $1.00
Richmond, BC  Canada V6Y 1P9
--------------------------------------------------------------------------------
Lakhani Movie Consulting           2,889     January 30, 1998    Issued for
Box 4364 Station Terminal                                        Services at
Vancouver, BC  Canada  V6B 3Z7                                   $1.00
--------------------------------------------------------------------------------
Alan Ashcroft                      1,100     January 30, 1998    Issued for
2005 Sooke Road                                                  Services at
Sooke, BC  Canada  V9B 5Y2                                       $1.00
--------------------------------------------------------------------------------
Jean M. Schwartz                     100     January 30, 1998    Issued for
6, West 38th Avenue                                              Services at
Vancouver, BC  Canada V5Y 2N4                                    $1.00
--------------------------------------------------------------------------------
Marianne Szabo                       200     January 30, 1998    Issued for
Box 19015 West 4th Avenue                                        Services at
Vancouver, BC Canada  V6K 4R8                                    $1.00
--------------------------------------------------------------------------------
Jean M. Schwartz                     300     January 30, 1998    Issued for
6, West 38th Avenue                                              Services at
Vancouver, BC  Canada V5Y 2N4                                    $1.00
--------------------------------------------------------------------------------
George Young                       2,338     January 30, 1998    Issued for
12-3640 East Hastings Street                                     Services at
Vancouver, BC  Canada V5K 2A9                                    $1.00
--------------------------------------------------------------------------------
Lucy Chan                          3,669     January 30, 1998    Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------
Pang Chak Yan                      5,000     January 30, 1998    Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------
Ralph Schonwetter                    346     January 30, 1998    Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------
Tam Ka Yee                         5,000     January 30, 1998    Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------
Daniel Chan                        8,960     January 30, 1998    Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Patricia Donahue                   7,000     January 30, 1998    Issued for Cash
202-1550 Barclay Street                                          at $1.00
Vancouver, BC  Canada V6G 3B1
--------------------------------------------------------------------------------
Suzanna Macrury                    2,000     January 30, 1998    Issued for Cash
202-1550 Barclay Street                                          at $1.00
Vancouver, BC  Canada  V6G 3B1
--------------------------------------------------------------------------------
Cindy Cassidy                      1,000     January 30, 1998    Issued for Cash
2186 Salisbury Avenue                                            at $1.00
Port Coquitlam,BC Canada V3C 1Y1
--------------------------------------------------------------------------------
Jannifer Sung                      5,000     January 30, 1998    Issued for Cash
337 West 2nd Avernue                                             at $1.00
Vancouver, BC  Canada  V5Y 1C9
--------------------------------------------------------------------------------
David W. Ginn                      2,000     January 30, 1998    Issued for Cash
4097 Spruce Street                                               at $1.00
Burnaby, BC  Canada  V5G 1Y3
--------------------------------------------------------------------------------
Darvin Anderson                    3,100     January 30, 1998    Issued for Cash
4855 Elk Road                                                    at $1.00
Victoria, BC  Canada  V8X 4M6
--------------------------------------------------------------------------------
Michael Anderson                   1,000     January 30, 1998    Issued for Cash
3765 Belgrave Street                                             at $1.00
Victoria, BC  Canada  V82 5A1
--------------------------------------------------------------------------------
Salim Lakhani                      3,596     January 30, 1998    Issued for Cash
Box 4364 Stn Terminal                                            at $1.00
Vancouver, BC Canada  V6B 3Z7
--------------------------------------------------------------------------------
Helen MacCoomb                     2,000     January 30, 1998    Issued for Cash
3951 Hamilton Street                                             at $1.00
Port Coquitlam, BC Canada V3B 3A8
--------------------------------------------------------------------------------
James Fantin                       1,000     January 30, 1998    Issued for Cash
202-1720 Larch Street                                            at $1.00
Vancouver, BC  Canada V6K 3N8
--------------------------------------------------------------------------------
Jean Schwartz                      1,000     January 30, 1998    Issued for Cash
6 West 38th Avenue                                               at $1.00
Vancouver, BC  Canada V5Y 2N4
--------------------------------------------------------------------------------
Bryan Ward                         2,900     January 30, 1998    Issued for Cash
31 East 5th Street                                               at $1.00
Vancouver, BC  V5T 1G7
--------------------------------------------------------------------------------
Tony Froese                        1,000     January 30, 1998    Issued for Cash
1536 53A Street                                                  at $1.00
Delta, BC  Canada  V4M 3G2
--------------------------------------------------------------------------------
Brad Hallam                        1,000     January 30, 1998    Issued for Cash
858 Cambria Wood Cres.                                           at $1.00
Victoria, BC  Canada  V8Y 2X1
--------------------------------------------------------------------------------
Khushminder Garcha                 2,000     January 30, 1998    Issued for Cash
7107 - 143 A Street                                              at $1.00
Surrey, BC  Canada  V3W 0Y3
--------------------------------------------------------------------------------
Sarinder Gill                      1,000     January 30, 1998    Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC  Canada  V4K 3N3
--------------------------------------------------------------------------------
Satdev Gill                        3,000     January 30, 1998    Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC  Canada  V4K 3N3
--------------------------------------------------------------------------------
Amarjit Gill                       1,000     January 30, 1998    Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC  Canada  V4K 3N3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Lakhdev Gill                       2,000     January 30, 1998    Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC  Canada  V4K 3N3
--------------------------------------------------------------------------------
Gurdashan S. Gill                  5,000     January 30, 1998    Issued for Cash
5864 104th Street                                                at $1.00
Delta, BC  Canada  V4K 3N3
--------------------------------------------------------------------------------
Tillium Watters                    1,000     January 30, 1998    Issued for Cash
6 - 38th Avenue West                                             at $1.00
Vancouver, BC  Canada V5Y 2N4
--------------------------------------------------------------------------------
Bob Dillon                         1,000     January 30, 1998    Issued for Cash
3792 Argyle Way                                                  at $1.00
Port Alberni, BC Canada V9Y 8A6
--------------------------------------------------------------------------------
George A. Grieve                  36,500     January 30, 1998    Issued for Cash
1205-3071 Glender                                                at $1.00
Coquitlam, BC  Canada V3B 7R1
--------------------------------------------------------------------------------
Darryl Craig                       1,315     January 30, 1998    Issued for Cash
5345 Tuanton Street                                              at $1.00
Vancouver, BC  V5R 2B4
--------------------------------------------------------------------------------
Ian Clark                          3,000     January 30, 1998    Issued for Cash
1106 - 1065 Quayside Drive                                       at $1.00
New Westminster, BC  V3M 1C5
--------------------------------------------------------------------------------
Susanne Bergler                    2,000     January 30, 1998    Issued for Cash
3131 Williams Road                                               at $1.00
Richmond, BC  Canada V7E 1H8
--------------------------------------------------------------------------------
Terry Lombardo                     4,500     January 30, 1998    Issued for Cash
2577 Belloc Street                                               at $1.00
North Vancouver, BC  V7H 1H9
--------------------------------------------------------------------------------
Salim Lakhani                      3,623     January 30, 1998    Issued for Cash
Box 4364 Station Terminal                                        at $1.00
Vancouver, BC  Canada  V6B 3Z7
--------------------------------------------------------------------------------
Salim Lakhani                     18,116     January 30, 1998    Issued for Cash
Box 4364 Station Terminal                                        at $1.00
Vancouver, BC  Canada  V6B 3Z7
--------------------------------------------------------------------------------
Fay Rae                            1,000     January 30, 1998    Issued for Cash
101-6963 Gilley Avenue                                           at $1.00
Burnaby, BC  Canada  V5J 4W8
--------------------------------------------------------------------------------
Warren Nyuli                       5,000     January 30, 1998    Issued for Cash
6255-112A Street                                                 at $1.00
Edmonton, AB  Canada T6H 3K4
--------------------------------------------------------------------------------
Sean Lenihan                       4,000     January 30, 1998    Issued for Cash
2555 Norcrest Ct.                                                at $1.00
Burnaby, BC  Canada  V3J 1C7
--------------------------------------------------------------------------------
Carol Bomke                        3,000     January 30, 1998    Issued for Cash
4453 James Street                                                at $1.00
Vancouver, BC  Canada  V5V 3H9
--------------------------------------------------------------------------------
John Peters                        1,000     January 30, 1998    Issued for Cash
3391 West 7th Avenue                                             at $1.00
Vancouver, BC  Canada  V6R 1V9
--------------------------------------------------------------------------------
Hanif Juma                        10,000     January 30, 1998    Issued for Cash
50 - 5380 Smith Drive                                            at $1.00
Richmond, BC  Canada  V6V 2K8
--------------------------------------------------------------------------------
Balbir Sangha                      5,000       April 14, 1998    Issued for cash
11092 - 129 Street                                               at $1.00
Surrey, BC   V3T 3J4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cindy Lou Griffith                 1,000       April 14, 1998    Issued for cash
3349 West 27th Avenue                                            at $1.00
Vancouver, BC  V6S 1P5
--------------------------------------------------------------------------------
D. Kay                               714       April 14, 1998    Issued for cash
4240 Lancelot Drive                                              at $1.00
Richmond, BC  V7C 4S3
--------------------------------------------------------------------------------
Darren Postma                      5,000       April 14, 1998    Issued for cash
2663 Chapman Place                                               at $1.00
Abbotsford, BC V2S 7J2
--------------------------------------------------------------------------------
David Kay & Lydia Kay              3,470       April 14, 1998    Issued for cash
4240 Lancelot Drive                                              at $1.00
Richmond, BC  V7C 4S3
--------------------------------------------------------------------------------
David Nash                         1,000       April 14, 1998    Issued for cash
1828 Keys Place                                                  at $1.00
Abbotsford, BC  V2S 5G9
--------------------------------------------------------------------------------
Dianne Mulligan                    1,000       April 14, 1998    Issued for cash
13711 - 72nd Avenue Suite 420                                    at $1.00
Surrey, BC  V3W 2P2
--------------------------------------------------------------------------------
Elizabeth Naylor                   1,000       April 14, 1998    Issued for cash
1828 Keys Place                                                  at $1.00
Abbotsford, BC  V2S 5G9
--------------------------------------------------------------------------------
Emanuel Kobas                        700       April 14, 1998    Issued for cash
2532 Mackenzie Street                                            at $1.00
Vancouver, BC  V6K 3Z7
--------------------------------------------------------------------------------
Erik Diewert                       1,000       April 14, 1998    Issued for cash
4169 Yuculta Cres                                                at $1.00
Vancouver, BC  V6N 4A9
--------------------------------------------------------------------------------
Gordon Roberts                       714       April 14, 1998    Issued for cash
301-7540 Minoru Blvd.                                            at $1.00
Richmond, BC  V6E 1Z5
--------------------------------------------------------------------------------
Harley Duorkin                     5,000       April 14, 1998    Issued for cash
402 - 907 Beach Avenue                                           at $1.00
Vancouver, BC  V6Z 2R3
--------------------------------------------------------------------------------
Jackie Morris & Brad Morris        3,470       April 14, 1998    Issued for cash
7430 Mark Cres                                                   at $1.00
Burnaby, BC  V5A 1Z3
--------------------------------------------------------------------------------
Jackie Vincent                     1,000       April 14, 1998    Issued for cash
RR 1  S-14-C-15                                                  at $1.00
Madreia Park, BC V0N 2H0
--------------------------------------------------------------------------------
Jason Coe                          1,000       April 14, 1998    Issued for cash
8431 Cartier Street                                              at $1.00
Vancouver, BC  V6P 4T7
--------------------------------------------------------------------------------
Jeff Zabubek                       1,000       April 14, 1998    Issued for cash
2711 East 40th Avenue                                            at $1.00
Vancouver, BC  V5R 2W1
--------------------------------------------------------------------------------
Jennifer Jang                      1,500       April 14, 1998    Issued for cash
2304 West 8th Avenue                                             at $1.00
Vancouver, BC  V6K 2A9
--------------------------------------------------------------------------------
Joe Radonic                        4,000       April 14, 1998    Issued for cash
102 - 5880 Dover Cres                                            at $1.00
Richmond, BC  V7C 5P5
--------------------------------------------------------------------------------
Kashmir Johal                     50,000       April 14, 1998    Issued for cash
1086 West 54th Avenue                                            at $1.00
Vancouver, BC  V6P 1M8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Louise Alston                      2,600       April 14, 1998    Issued for cash
1179 Pacific Drive                                               at $1.00
Delta, BC  V4M 2K2
--------------------------------------------------------------------------------
Makkhan Sidhu                      5,000       April 14, 1998    Issued for cash
16638 78A Avenue                                                 at $1.00
Surrey, BC V3S 8S2
--------------------------------------------------------------------------------
Mark Sander                        2,400       April 14, 1998    Issued for cash
800 - 475 West Georgia Street                                    at $1.00
Vancouver, BC  V6B 4M9
--------------------------------------------------------------------------------
Monique Elbers                     1,000       April 14, 1998    Issued for cash
4723 Saddlehorn Cres                                             at $1.00
Langley, BC  V2Z 2L7
--------------------------------------------------------------------------------
Pam Rosen                            145       April 14, 1998    Issued for cash
RR 1  S-14-C-15                                                  at $1.00
Madreia Park, BC  V0N 2H0
--------------------------------------------------------------------------------
Parm Sandhu                        3,000       April 14, 1998    Issued for cash
12301 90 Avenue                                                  at $1.00
Surrey, BC  V3V 1B7
--------------------------------------------------------------------------------
Paul Cunha & Margaret Cunha        1,500       April 14, 1998    Issued for cash
707 - 23rd Street                                                at $1.00
New Westminster, BC  V3M 5W4
--------------------------------------------------------------------------------
Ralph Schonwetter                  1,000       April 14, 1998    Issued for cash
7751 Afton Drive                                                 at $1.00
Richmond, BC  V7A 1A2
--------------------------------------------------------------------------------
Richard LaBelle                    1,400       April 14, 1998    Issued for cash
15275 Victoria Avenue                                            at $1.00
White Rock, BC  V4B 1G9
--------------------------------------------------------------------------------
Richard McVicar                    3,500       April 14, 1998    Issued for cash
104 -932 Robison Street                                          at $1.00
Coquitlam,  BC V3B 7R1
--------------------------------------------------------------------------------
Robert Edwards                     9,000       April 14, 1998    Issued for cash
PO Box 669                                                       at $1.00
Port Coquitlam, BC  V3B 6H9
--------------------------------------------------------------------------------
Steve Hurtig                       1,000       April 14, 1998    Issued for cash
14901 88A Avenue                                                 at $1.00
Surrey, BC  V3R 6Y4
--------------------------------------------------------------------------------
Tam Ka Yee                          5,000      April 14, 1998    Issued for cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  V5Y 1C9
--------------------------------------------------------------------------------
Tricia Lacuesta                     3,571      April 14, 1998    Issued for cash
3749 West 11th Avenue                                            at $1.00
Vancouver, BC  V6R 1K7
--------------------------------------------------------------------------------
Maria Waterman                        500      June 15, 1998     Issued for Cash
205-1305 Jervis Street                                           at $1.00
Vancouver, BC  V6E 2E4
--------------------------------------------------------------------------------
Ryan Bird                             500      June 15, 1998     Issued for Cash
314 - 8500 General Currie Road                                   at $1.00
Richmond, BC  V6Y 3V4
--------------------------------------------------------------------------------
Yook Yin Ho                        20,000      June 15, 1998     Issued for Cash
Alexander House                                                  at $1.00
16-20 Chater Road, Room 1709
Hongkong
--------------------------------------------------------------------------------
Brent Vickers                      10,000      June 15, 1998     Issued for Cash
130 Monteith Drive                                               at $1.00
Salt Spring Island, BC  V8K 1H4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Doug Stayer                         1,000      June 15, 1998     Issued for Cash
PO Box 525                                                       at $1.00
Garibaldi Highlands, BC  V0N 1T0
--------------------------------------------------------------------------------
Jean Schwartz                       1,000      June 15, 1998     Issued for Cash
6 West 38th Avenue                                               at $1.00
Vancouver, BC  V5Y 2N6
--------------------------------------------------------------------------------
Matt Robertson                        500      June 15, 1998     Issued for Cash
8711 Sidaway Road                                                at $1.00
Richmond, BC  V6W 1G7
--------------------------------------------------------------------------------
Duane Gafoor                        1,000      June 15, 1998     Issued for Cash
8711 Sidaway Road                                                at $1.00
Richmond, BC  V6W 1G7
--------------------------------------------------------------------------------
Hyphen International Trading Ltd.   2,857      June 15, 1998     Issued for Cash
Suite 304 - 7117 Antrim Avenue                                   at $1.00
Burnaby, BC  V5J 5K1
--------------------------------------------------------------------------------
Tony Chua                           2,857      June 15, 1998     Issued for Cash
1475 Kensington Avenue                                           at $1.00
Burnaby, BC  V5B 4C4
--------------------------------------------------------------------------------
David Cheng                         1,000      June 15, 1998     Issued for Cash
9211 Parksville Drive                                            at $1.00
Richmond, BC  V7E 4K1
--------------------------------------------------------------------------------
Tina Hoy                            3,571      June 15, 1998     Issued for Cash
438-5880 Dover Crescent                                          at $1.00
Richmond, BC  V7C 5P5
--------------------------------------------------------------------------------
Lucy Chan                          14,285      June 15, 1998     Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  V5Y 1C9
--------------------------------------------------------------------------------
SL Performance Motor Group          7,000      June 15, 1998     Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  V5Y 1C9
--------------------------------------------------------------------------------
C. Chan                               414      June 15, 1998     Issued for Cash
337 West 2nd Avenue                                              at $1.00
Vancouver, BC  V5Y 1C9
--------------------------------------------------------------------------------
Federick Chan                      10,000      June 15, 1998     Issued for Cash
8301 Granville Street                                            at $1.00
Vancouver, BC  V6P 4Z8
--------------------------------------------------------------------------------
Alnoor Virani                       3,571      June 15, 1998     Issued for Cash
101-1668 West Broadway                                           at $1.00
Vancouver, BC  V6J 1X6
--------------------------------------------------------------------------------
Nick Choham                         5,000      June 15, 1998     Issued for Cash
504-4211 Kingsway                                                at $1.00
Burnaby, BC  V5H 1Z6
--------------------------------------------------------------------------------
Andy Fung                           3,571      June 15, 1998     Issued for Cash
8468 Sunset Drive                                                at $1.00
Richmond, BC  V6C 3Y6
--------------------------------------------------------------------------------
Celia Chan                          3,000      June 15, 1998     Issued for Cash
312 - 8700 Ackroyd Rd.                                           at $1.00
Richmond, BC  V6X 3G2
--------------------------------------------------------------------------------
Mark Usher                          4,000      June 15, 1998     Issued for Cash
3209 Archibald Way                                               at $1.00
Whistler, BC  V0N 1B3
--------------------------------------------------------------------------------
Kieu Tai Lam                        2,000      June 15, 1998     Issued for Cash
4851 Knight Street                                               at $1.00
Vancouver, BC  V5N 3N3
--------------------------------------------------------------------------------
Joginder Basra                      5,000      June 15, 1998     Issued for Cash
1018 West 58th Avenue                                            at $1.00
Vancouver, BC  V6P 1W1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Sonia Kalia                         5,000      June 15, 1998     Issued for Cash
1018 West 58th Avenue                                            at $1.00
Vancouver, BC  V6P 1W1
--------------------------------------------------------------------------------
Rajeev Opal                        10,000      June 15, 1998     Issued for Cash
6949 Selkirk Street                                              at $1.00
Vancouver, BC  V6P 4H1
--------------------------------------------------------------------------------
Balwinder K. Dhillon               10,000      June 15, 1998     Issued for Cash
4404 31st Street                                                 at $1.00
Edmonton, AB  T6T 1BL
--------------------------------------------------------------------------------
Christopher Simms                   4,000      June 15, 1998     Issued for Cash
15726 - 100th Avenue                                             at $1.00
Surrey, BC  V4N 2B2
--------------------------------------------------------------------------------
Lance Bremner                       2,000      June 15, 1998     Issued for Cash
15015 Bluebird Cres.                                             at $1.00
Surrey, BC  V3R 4T8
--------------------------------------------------------------------------------
Robert Coenen                       3,000      June 15, 1998     Issued for Cash
15642 93rd Avenue                                                at $1.00
Surrey, BC  V4N 2B3
--------------------------------------------------------------------------------
Jeremy Leung                        3,000      June 15, 1998     Issued for Cash
140 - 4603 Kingsway                                              at $1.00
Burnaby, BC  V5H 4M4
--------------------------------------------------------------------------------
Matthew Chipera                     2,000      June 15, 1998     Issued for Cash
8117 Explorers Walk                                              at $1.00
Vancouver, BC  V5S 4A9
--------------------------------------------------------------------------------
Surjit Uppal                        1,000      July 31, 1998     Issued for Cash
6680 London Court                                                at $1.00
Delta, BC  V4K 4W7
--------------------------------------------------------------------------------
Van Wong                            7,000      July 31, 1998     Issued for Cash
16658 85A Avenue                                                 at $1.00
Surrey, BC  V4N 5A7
--------------------------------------------------------------------------------
Sarbjit Basran                      1,100      July 31, 1998     Issued for Cash
1905 Edinburgh Street                                            at $1.00
New Westminster, BCV3M 2X4
--------------------------------------------------------------------------------
Rummen Johal                        1,000      July 31, 1998     Issued for Cash
1086 West 54th Avenue                                            at $1.00
Vancouver, BC  V6P 1N1
--------------------------------------------------------------------------------
Roop Johal                          6,000      July 31, 1998     Issued for Cash
1905 Edinburgh Street                                            at $1.00
New Westminster, V3M 2X4
--------------------------------------------------------------------------------
Nor'aini Smith                      1,700      July 31, 1998     Issued for Cash
3901 Parkway Drive                                               at $1.00
Vancouver, BC  V6L 3C9
--------------------------------------------------------------------------------
Janik Manhas                        3,000      July 31, 1998     Issued for Cash
4032 Martha Cres.                                                at $1.00
Victoria, BC  V8X 2E3
--------------------------------------------------------------------------------
Jaswant Manhas                      1,500      July 31, 1998     Issued for Cash
4032 Martha Cres.                                                at $1.00
Victoria, BC  v8X 2E3
--------------------------------------------------------------------------------
Derek Lai                           6,760      July 31, 1998     Issued for Cash
409-6866 Nicholson Rd.                                           at $1.00
North Delta, BC  V4E 3M6
--------------------------------------------------------------------------------
Mike McGowan                       24,000      July 31, 1998     Issued for Cash
3661 Haida Drive                                                 at $1.00
Vancouver, BC  V5M 3Y9
--------------------------------------------------------------------------------
Renee Giesse                       34,581      July 31, 1998     Issued for Cash
3041 East 54th Avenue                                            at $1.00
Vancouver, BC  V5S 1Y8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Bryon Ziegler                      15,000      July 31, 1998     Issued for Cash
1917 West 4th Avenue, Suite 420                                  at $1.00
Vancouver, BC  V6J 1M7
--------------------------------------------------------------------------------
Gurjeet Thind                       2,000      July 31, 1998     Issued for Cash
15275 95A Avenue                                                 at $1.00
Surrey, BC  V3R 8J7
--------------------------------------------------------------------------------
Emerson Bennett & Associates Inc. 350,000     August 28, 1998    Issued for
6261 NW 6th Way Suite 207                                        Services
Fort Lauderdale , FL  33309
--------------------------------------------------------------------------------
Ossie Bains                         3,000     November 5, 1998   Issued for Cash
9-1063 Valewood Trail                                            at $1.00
Victoria, BC  V8X
--------------------------------------------------------------------------------
David Zazubek                       2,000     November 5, 1998   Issued for Cash
2711 East 40th Avenue                                            at $1.00
Vancouver, BC  V5R 2W7
--------------------------------------------------------------------------------
Mark Usher                          4,000     November 5, 1998   Issued for Cash
3209 Archibald Way                                               at $1.00
Whistler, BC  V0N 1B3
--------------------------------------------------------------------------------
Northwest Imaging & FX             19,000     November 5, 1998   Issued for
100 - 2338 Columbia Street                                       Services
Vancouver, BC  V5Y 3Y3
--------------------------------------------------------------------------------
Tracey Bell                         1,200     November 5, 1998   Issued for
101-1184 Denman Street                                           Services
Box 260, Vancouver, BC  V6G
--------------------------------------------------------------------------------
Ken Chua                           20,000     November 5, 1998   Issued for
10880 Maddocks Road                                              Services
Richmond, BC  V7A 3M8
--------------------------------------------------------------------------------
Jim Grisdale                       10,000     November 5, 1998   Issued for
3905 W. 13th Avenue                                              Services
Vancouver, BC  V6R 2T1
--------------------------------------------------------------------------------
Daniel Chan                         8,760     November 5, 1998   Issued for Cash
337 W 2nd Avenue                                                 at $1.00
Vancouver, BC  V5Y 1C9
--------------------------------------------------------------------------------
Janice Bauer                          400     November 5, 1998   Issued for Cash
5843 Lickman Road                                                at $1.00
Chilliwack, BC  V2R 1B2
--------------------------------------------------------------------------------
Rick Warren                         1,500     November 5, 1998   Issued for Cash
46719 Woodspring Drive                                           at $1.00
Chilliwack, BC  V2R 3W6
--------------------------------------------------------------------------------
Shirley Warren                      1,500     November 5, 1998   Issued for Cash
46719 Woodspring Drive                                           at $1.00
Chilliwack, BC  V2R 3W6
--------------------------------------------------------------------------------
Janice Gear                         1,000     November 5, 1998   Issued for Cash
2469 Sunnyside Place                                             at $1.00
Abbotsford, BC  V2T 4C4
--------------------------------------------------------------------------------
Jean Scwartz                          200     November 5, 1998   Issued for
6 West 38th Avenue                                               Services
Vancouver, BC  V5Y 2N4
--------------------------------------------------------------------------------
Geven Opal                          7,000     December 30, 1998  Issued for Cash
6949 Selkirk Street                                              at $1.00
Vancouver, BC  V6P 4H1
--------------------------------------------------------------------------------
Gary Lo                             2,000     December 30, 1998  Issued for Cash
6142 Beatrice Street                                             at $1.00
Vancouver, BC  V5P
--------------------------------------------------------------------------------
Murrary Weissman                    6,000     January 21, 1999   Issued for
4605 Lankershim Blvd.                                            Services
North Hollywood, CA 91602
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Dick Delson                         6,000     January 21, 1999   Issued for
4605 Lankershim Blvd.                                            Services
North Hollywood, CA  91602
--------------------------------------------------------------------------------
Blaine Ruzycki                    200,000     May 18, 1999       Issued for
412 - 22nd Avenue N.E.                                           Services
Calgary, AB  Canada  T2E 1T7
--------------------------------------------------------------------------------
Jerzy Babkowski                   100,000     July 9, 1999       Issued for
2609 Harrier Drive                                               Service
Coquitlam, BC  V3E 2A7
--------------------------------------------------------------------------------
Granite Hill Limited              494,380     September 9, 1999  Line of Credit
Box 71                                                           converted at
Alofi, Niue                                                      $0.20
--------------------------------------------------------------------------------
Ben Moglin                        100,000     September 30, 1999 Issued for
116 - 1228 Marinaside Crescent                                   Services
Vancouver, BC  V6Z
--------------------------------------------------------------------------------
Jim Meier                         299,976     October 20, 1999   Issued for
360 English Bluff Road                                           Services at
Delta, BC                                                        $0.25
--------------------------------------------------------------------------------



Note:
The total number of unregistered shares issued from inception to July 31, 1999 was 11,860,880.
*Subsequent to July 31, 1999, the Company has issued an additional 594,380 shares of common stock for a total of 12,455,260 unregistered shares issued to September 30, 1999.

Item 5.          Indemnification of Directors and Officers

Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws provide that such persons shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

Nevada law permits the Company to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Company. The Company's bylaws require that the Company advance such funds upon receipt of such an undertaking with respect to repayment. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing pro-visions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                         PART II F/S

                                   Audited Financial Statements


The following financial statements are filed with this Form 10-SB:
                                                                       Page No.
                                                                       --------

Accountant's  Report                                                         33
Consolidated Financial Statements of Meier Worldwide Intermedia
  and Subsidiaries                                                        34-35
     Consolidated Balance Sheets as of October 31, 1998 and
     October 31, 1997
Consolidated Statements of Operations for the Year Ended October
   31, 1998 and the Period                                                   36
 June 17, 1997 (date of inception) to October 31, 1997
Statement of Changes in Stockholders' Equity Period                       37-38
     from June 17, 1997 to October 31, 1998
Consolidated Statement of Cash Flows for the Period from June 17, 1997    39-40
     to October 31, 1998
Notes to Financial Statements (Unaudited)                                 41-45
     November 1, 1998
Consolidated Balance Sheet (Unaudited) November 1, 1998                      46


                       INTERIM UNAUDITED FINANCIAL STATEMENTS FOR THE
                                 THIRD QUARTER JULY 31, 1999

                              (Unaudited - Prepared by Management)

The following financial statements are filed with this Form 10-SB.


                                                                       Page No.
                                                                       --------

Cover Page                                                                   47
Accountants'  Report                                                         48
Meier Worldwide Intermedia Inc. and Subsidiaries                          49-50
       Interim Unaudited Consolidated Balance Sheets
Interim Unaudited Consolidated Statements of Operations                      51
Interim Unaudited Statement of Changes in Stockholders Equity for the     52-54
       Period from June 17, 1997 (Date of Inception) to July 31, 1999
Interim Unaudited Consolidated Statements of Cash Flows                   55-57
Notes to the Interim Unaudited Financial Statements July 31, 1999.        58-62
Board of Directors
Meier Worldwide Intermedia Inc. and Subsidiaries
Vancouver, B.C. Canada

                      REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have audited the accompanying consolidated balance sheet of Meier Worldwide Intermedia Inc, and subsidiaries, at October 31, 1998 and October 31, 1997 and the consolidated statement of operations, changes in stockholders' equity, and cash flows for the year ended October 31, 1998 and the period from June 17, 1997 (date of inception) to October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position for Meier Worldwide Intermedia Inc. and Subsidiaries at October 31, 1998 and October 31, 1997, and the results of operations and cash flows for the year ended October 31, 1998 and the period June 17, 1997 (date of inception) to October 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company will need additional working capital to service its debt for the coming year and for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are describer in
Note 10. These financial statements do not include any adjustments that might result form the outcome of this uncertainty.


September 24, 1999                          By: /s/ Andersen Anderson & Strong
                                            ----------------------------------
Salt Lake City, Utah.

                  MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS
                          October 31, 1998 and October 31, 1997
                          -------------------------------------

                                           ASSETS

CURRENT ASSETS                               October                    October
                                            31, 1998                   31, 1997
                                           ---------                  ---------

   Cash                                  $     27,453                      2,778
   Accountants receivable -
        related parties                          -                        35,446
   Prepaid expenses                            25,860                        680
                                               ------                   --------
      Total Current Assets                     53,313                     38,904

PROPERTY AND EQUIPMENT -net of accumulated
   Depreciation - Note 2                         -                        14,569
                                               ------                   --------

OTHER ASSETS

   Advance lease-purchase deposit-
       Land and buildings - Note 4               -                       340,430
   Advance security deposits - auto leases      6,063                     17,422
   Accounts receivable - officer                 -                         3,424
   Motion picture rights - Notes 5               -                          -
                                              -------                   --------
                                                6,063                    361,276
                                              -------                   --------
                                            $  59,376                 $  414,749

                            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Current portion long term debt - Note 6  $  8,064                  $     -
   Accrued rent payable - Note 4             184,133                        -
   Accounts payable - related parties         81,548                      83,841
   Accounts payable - other                   61,593                     117,684
                                             -------                  ----------
      Total current Liabilities              335,338                     201,525
                                             -------                  ----------

NON CURRENT LIABILITIES

   Advance sub-lease deposits received          -                         16,749
   Note payable - long term - Note            20,547                        -
                                             -------                 -----------
                                              20,547                      16,749
                                             -------                 -----------

      The accompanying notes are an integral part of these financial statements

                   MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS - continued
                          October 31, 1998 and October 31, 1997
--------------------------------------------------------------------------------


STOCKHOLDERS EQUITY                          October                    October
                                            31, 1998                   31, 1997
                                           ---------                  ---------

Common stock
   200,000,000 shares authorized, at
       $.001 par value;
   11,467 issued and outstanding at
       October 31, 1998;
   10,308,542 at October 31, 1997            11,467                    10,309

Capital in excess of par value            1,247,888                   279,559

Accumulated deficit                      (1,555,864)                  (93,393)
                                        -----------                  --------

   Total Stockholders' Equity (deficiency) (296,509)                  196,475
                                            -------                  --------
                                          $  59,376                $  414,749
                                          ---------                ----------



   The accompanying notes are an integral part of these financial statements.

Page 36
               MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        For the Year Ended October 31, 1998
       and the Period June 17, 1997 (date of inception) to October 31, 1997
--------------------------------------------------------------------------------

                                          Year Ended               June 17, 1997
                                             October                  to October
                                           31, 1998                    31, 1997
                                          -----------                 ---------

REVENUES                                  $ 625,528                   $ 148,072
                                          ---------                   ---------

EXPENSES

   Operating and administrative1          1,716,684                     238,588
   Interest                                   1,533                       2,375
   Depreciation                                -                            502
   Loss of assets2                          369,782                   $    -
                                        -----------                     --------
                                          2,087,999                     241,465
                                          ---------                      -------
NET LOSS                                 (1,462,471)                   $(93,393)
                                        -----------                    ---------

LOSS PER COMMON SHARE

   Basic                                 $    (0.13)                   $   -
                                        -----------                   ----------



AVERAGE OUTSTANDING COMMON SHARES

   Basic                                 10,871,800                  10,153,176
                                         ----------                  ----------

1 Operating and Administration Expenses for the year ended October 31, 1998 consisted of the following:

         Professional                          $     68,034
         Advertising and promotion                   65,125
         Auto expenses                               26,845
         Office expenses and maintenance             41,342
         Insurance                                    5,558
         Rents - studios                            786,445
         Travel                                      57,396
         Utilities                                   18,364
         Bad debts                                   42,444
         Services - management and other            605,131
                                                    -------
                                            $     1,716,684
                                                  ---------
2 Loss of Assets - The $369,782 loss in assets resulted from the loss of a commercial lease made by the Company with 289 Taurus Ventures Ltd. for a 64,000 square feet of studio space located in Delta, B.C. The amount consists of the net of the advance rent paid by the Company on the lost lease less the advance lease payments received by the Company.

The accompanying notes are an integral part of these financial statements.

          MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
     Period June 17, 1997 (Date of Inception) to October 31, 1998
------------------------------------------------------------------------------

                                                       Capital in
                              Common Stock             Excess of     Accumulated
                              -----------
                         Shares          Amount        Par Value       Deficit
                         ------          ------        ----------      -------

Balance June 17, 1997
(Date of Inception)           -         $-             $              $

Issuance of common
  stock for services
  - at $.001 - June 30,
  1997                   3,600,000        3,600          -                 -
  (related parties)

Issuance of common
  stock for cash -
  at $.001 - June
  30, 1997               6,000,000        6,000          -                 -

Issuance of common
  stock for cash and
  services - at $.061
  July 30, 1997            400,000          400        24,009              -
  (related parties)
Issuance of common
  stock for cash
  - at $.50 -
  October 1997             105,366          105        52,578              -

Issuance of commons
  stock for cash
  - at $1.00 -
  October 1997             141,625          142       141,483              -

Issuance of commons
  stock for services -
  at $1.00 - October 1997   61,551           62        61,489              -

Net loss from operations
  for the period June 17,
  1997 to October 31,
  1997                        -            -            -            (93,393)
                         ---------      -------      --------      ---------
Balance October 31,
  1997                  10,308,542       10,309      279,559         (93,393)

Issuance of common
  stock for cash -
  at $.50 - December
  1997                     394,634          395      196,922               -

Issuance of common
  stock for cash -
  at $1.00 - net of
  issuance expenses -
  December  1997           169,327          169      164,122               -
Issuance of common
  stock for services
  At $1.00 - December
  31, 1997                   4,038            4       4,038                -
  (related parties)

The accompanying notes are an integral part of these financial statements.

                MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
          Period June 17, 1997 (Date of Inception) to October 31, 1998

------------------------------------------------------------------------------

                                                       Capital in
                              Common Stock             Excess of     Accumulated
                              -----------
                         Shares          Amount        Par Value       Deficit
                         ------          ------        ----------      -------


Issuance of common
  stock for cash
  at $1.00 - October
  31, 1998                   235,337            235     235,102             -

Issuance of common
  stock for services
  at $1.00 - October
  31, 1998                   355,442            355     368,145             -
                           ---------      -------      --------      ---------
Net operating loss
  for the year ended
  October 31, 1998            -               -           -         (1,462,471)
                           ---------      -------      --------      ---------
Balance October 31,
   1998                   11,467,320     $11,467    $1,247,888     $(1,555,864)
                           ---------      -------      --------      ---------




The accompanying notes are an integral part of these financial statements.

                MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      for the Year Ended October 31, 1998
  and the Period June 17, 1997 (Date of Inception) to October 31, 1997
------------------------------------------------------------------------------

CASH FLOWS FROM
OPERATING ACTIVITIES
                                       Year                    June 17, 1997
                              Ended October 21, 1999               to October
                                      31,1998                         31,1997
                                      -------                    ------------

Net loss                               $(1,462,471)                 $(93,393)

Adjustments to reconcile net loss
To net cash provided by operating
Activities

Depreciation                                 -                           502
Amortization of lease-purchase deposit       -                        21,889
Common capital stock issued
   for services and expenses               372,542                    74,488
(Increase) decrease in accounts
   receivable  35,446                      (38,870)
(Increase) in prepaid expenses             (25,179)                      680
Increase in accounts payable               137,610                   121,856
Increase in advance sub-lease
   deposits received                          -                       16,749
Loss of assets                             369,782                      -
                                          --------                   --------
Net cash (used for) provided
   by operations                          (572,270)                  102,541
                                          --------                   --------

CASH FLOWS FROM INVESTING ACTIVITIES

Advance security deposit - auto lease        -                       (17,422)
Advance lease purchase deposit - land        -                      (362,319)
                                         ---------                  ---------
   and building net of amortization
   to expense

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from issuance of capital
   stock net of issuance costs             596,945                   200,308
Net proceeds from loans                                               79,670
                                          --------                  --------

Net increase in cash                        24,675                     2,778

Cash at beginning of period                  2,778
                                          --------                  --------

Cash at end of period                    $  27,453                $    2,778
                                         ---------                ----------


The accompanying notes are an integral part of these financial statements.

             MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
   For the Period June 17, 1997 (Date of Inception) to October 31, 1998.
---------------------------------------------------------------------------


SCHEDULE OF NONCASH FLOWS FROM OPERATING AND INVESTING ACTIVITIES


Issuance of 3,600,000 shares for services -
   related parties - 1997                                          $  3,600
                                                                   --------

Issuance of 400,000 shares for assets and services -
   related parties - 1998                                            24,409
                                                                  ---------

Issuance of 61,551 shares for services - related
   parties - 1997                                                    61,551
                                                                  ---------

Issuance of 4,038 shares for services - related
   parties - 1998                                                     4,042
                                                                 ----------

Issuance of 355,442 shares for services - related
   parties - 1998                                                   368,500
                                                                    -------


The accompanying notes are an integral part of these financial statements.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                  NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada on June 17, 1997 with authorized capital stock of 200,000,000 shares at a par value of $0.001.

The Company and subsidiaries (referred to as the Company in this report) outlined in note 3 are in the business of leasing sound studio space to the entertainment industry. After October 1998 the Company changed its business purpose to engage in film production and the multi-media interactive technology.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted any policy regarding payment of dividends.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid instruments purchases with a maturity at the time of purchase, less than three months, to be cash equivalents.

Earnings Per Share
------------------

Earnings (loss) per share amounts are computed based on the weighted average number of common shares, or equivalents, outstanding during the period in accordance with FASB statement No. 128. The options granted, shown in note 8, have not been used in the computation of earnings per share because they are considered to be anti-dilutive.

Income Taxes
------------

On October 31, 1998 the Company had a net operating loss carryover of $1,555,864. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the future tax benefit is undeterminable since the Company is unable to establish a predictable projection of operating profits for future years. The net operating loss carryover will expire in 2205 for Canadian reporting and 2019 for U.S. reporting.

Principles of consolidation
---------------------------

The consolidated financial statements shown in this report include the accounts of the Company (the parent) and all ofits wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                  NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign Currency Translation
----------------------------

Part of the transactions of the Company were completed in Canadian dollars and have been translated to U.S. dollars as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translations is recognized. The functional currency is considered to be US dollars.

Recognition of Income
---------------------

The principal income received by the Company was rental income, which was assigned to income in the period defined by the lease agreements.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash, prepaid expenses, and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.     ACQUISITION OF SUBSIDIARIES

During 1997 and 1998 the Company organized and acquired all of the outstanding stock of the following subsidiaries all of which were incorporated under the laws of British Columbia. On November 1, 1998 all of the outstanding stock of the subsidiaries indicated by (1) were transferred to a related party. See note 11 - subsequent events.

(1) G.G. Studios Inc. - incorporated October 6, 1998 - manages and leases studio space to the film industry.
(1) Meier Worldwide Intermedia Inc. (cdn) - incorporated November 28, 1996 - to engage in Internet activity (Acquired from James Meier, founding shareholder of the Company).
(1) Meier Studios Inc. - incorporated August 25, 1997 - manages and leases real property in the entertainment industry.
(1) Meier Studios (Lake City) Inc. - incorporated December 18, 1997 - leases and operated a studio
(1)     Meier Studios (BB) - incorporated March 26, 1998.
        H.R.H. Productions Inc. - incorporated October 6, 1997 - movie production company - no operations.
        Meier Studios Management Inc. - incorporated March 26, 1998 - movie production company - no operations.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                  NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Meier Entertainment Security Inc. - incorporated September 16, 1998 - movie production and security - no operations.


4.     REAL PROPERTY LEASE-PURCHASE AGREEMENT

On August 18, 1997 subsidiaries of the Company completed a lease agreement, including an option to purchase, with 289 Taurus Ventures Ltd., for the land and building, located in Delta, British Columbia, containing 64,000 square feet of building space and 13 acres of land for use in the motion picture industry.

The terms of the lease specify that the lease has a five year life with a five year renewal provision, and provides for an advance payment of $362,319, which was paid by the Company, and includes the following conditions to be performed by:

289 Taurus Ventures Ltd. (the landlord)
   - Construct an addition to the present building to increase its size to 180,000 square feet.
   - Construct an office building on the front of the property containing 35,000 to 45,000 square feet.
   - Construct and additional building of 1,000 by 100 feet with 50 foot high ceilings to be used as sound stages.
   - Construct an additional building of 25,000 square feet to be used for set construction.
   -     Install landscaping, parking, roads and lighting.

The Company (the tenant)
The base rent for the building is $76,087 payable monthly, plus applicable taxes with additional monthly rents for the use of the land surrounding the building payable at $0.72 per square foot used, with a minimum of $3,623, plus taxes, plus additional rents to cover services and expenses paid on the property by the landlord with a minimum monthly amount of $4,438. The base rents are reduced to $25,362 per month until the addition to the present building described above is completed. Additional rents will be payable on the completion of the other buildings as described above. At the date of this report the construction was in progress to enlarge the present building. During the term of the agreement the base rents will be reduced by 25% with that amount being applied against the advance payment until it has been amortized. The agreement provides for an option to purchase the property, which includes the completed addition, at any time within the term of the lease for CDN $17,500,000, increased by the costs plus 10% of the new buildings and land improvements completed at the time of purchase. On July 31 of each year, prior to this option being exercised, the price as determined at that time, shall be increased by 10%, les any additional rents received by the tenant and paid to the landlord under the sub lease agreement described below. The tenant may sub lease the property, with the approval of the landlord, but the tenant must pay the landlord 90% of rent received over the base rent due by the tenant. Base rent, however, does not include land rent for these purposes.

After August 17, 1998, the agreement provides for the landlord's right to require the tenant to exercise the option to purchase at any time during the remaining term of the lease and after a 90 day notice, to purchase within six months, and upon tenant's failure to purchase, the landlord may cancel the option to purchase.

At February 28, 1998, $43,478 of advance payments had been amortized to expenses.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                  NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

After notice, the landlord has a right to terminate the agreement if the rents and additional rents become 15 days past due. At February 28, 1998, $62,215 in lease payments were more than 15 days past due however at the report date the past due payments had been made and the default satisfied.

For reporting purposes, the lease is considered to be an operating lease.

Subsequent to the balance sheet date the lease and option to purchase were lost due to nonpayment of the lease amounts due by the Company and a legal action for eviction and damages was started by the lessor. However, the lessor has a legal responsibility to reduce the damages by using his best efforts to release the property. Management believes that the damages against the subsidiaries will not be more than $184,133, which has been accrued as a payable on the books of the subsidiaries. The Company has guaranteed $41,435 of the amount which remained as a payable on the books of the Company after the transfers of the subsidiaries shown in note 11.

5.     ACQUISITION OF MOTION PICTURE RIGHTS

During June 1997 the Company received the rights to produce a movie on the life of John Meier from an officer of the Company which is shown at his remaining historical cost of zero.

6.     NOTE PAYABLE

On August 15, 1997 the Company received a loan of $27,397 from a non-related party. A legal action was started for collection of the amount due by the Company and a consent judgement was given by the Company agreeing to monthly payments of $672.26 including interest at 1% above the HSBC Canada Bank prime rate with payments starting October 1, 1999.

7.     RELATED PARTY TRANSACTIONS

The balance sheet, the statement of changes in stockholder's equity, and cash flows include identified related party transactions. See note 9 for service contracts with officers of the Company, note 5 for the acquisition of movie rights, note 8 for stock options granted, and note 11 for other transactions with related parties.

Related parties have acquired 38% of the outstanding stock of the Company.

8.     OPTIONS TO PURCHASE COMMON CAPITAL STOCK

The Company has granted options to purchase 1,800,000 shares of its common stock to related parties; 1,100,000 of the shares at $1.00 per share with expiration dates in March and October 2003 and 700,000 shares at $0.75 per share with an expiration date of March 17, 2004. No value was recognized for the options on the option date because there was no established market for the stock of the Company.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                  NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.     CONTINUING AND CONTINGENT LIABILITIES

The Company may be liable as a guarantor on a legal action against a formed subsidiary in an amount of $41,435. This amount is shown as part of the accounts payables. See note 4.

A legal action was started against the Company, subsequent to the balance sheet date, by an individual claiming unpaid wages of CDN $83,333.33 (US$56,816.88) plus damages for wrongful dismissal, interest and costs. Management believes that the claim is frivolous and without merit and the action has not been pursued by the plaintiff since the Company filed its statement of defense on January 18, 1999.

During October 1997 the Company entered into management agreements with officers providing for the payment of monthly management fees of $5,000 plus expenses. The accrued and payable fees due under such agreements through September 1999 were paid by the issuance of common capital stock of the Company.

10.     GOING CONCERN

On the balance sheet date the Company did not have the working capital to service its debt for the coming year and for its planned activity. As outlined in Note 11, the necessary working capital to service its debt had been obtained however additional amounts will be necessary to be successful in its future planned activity. Continuation of the Company in its planned activity is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through seeking additional equity funding, and long term financing, which will enable the Company to be successful in its efforts.

11.     SUBSEQUENT EVENTS

From November 1998 through September 1999 the Company issued 34,760 common shares for cash at $1.00 per share, 494,380 common shares as payment for loans received and used in the Company operations at $0.20 per share, and 458,800 common shares for services.

On November 1, 1998 all of the stock of the subsidiaries, identified in note 3, was transferred to a related party and the Company discontinued the operations they conducted. The transfer resulted in a net gain to the Company of $107,552 by the transfer of net assets of $59,376 and by the assumption of Company liabilities of $166,928. Management believes that there will be no contingent liability resulting from the transfer, however, the Company will continue to carry the liability referred to in note 4 until the amount is settled. An unaudited consolidated balance sheet of the Company and its remaining subsidiaries after the transfer is shown as follows.

           MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET
                             (Unaudited)
                           November 1, 1998
-------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS

   Cash                                                  $        -
                                                         --------------

     Total Current Assets                                $        -
                                                         --------------

MOTION PICTURE RIGHTS - Note 5                           $        -
                                                         --------------


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Current portion long term debt - Note 6               $       8,064
   Accrued rent payable - Note 4                                41,435
   Accounts payable - related party                             10,000
   Accounts payable - other                                      8,911
                                                          -------------

      Total Current Liabilities                                 68,410
                                                          -------------

NON CURRENT LONG TERM DEBT - Note  6                            20,547
                                                          -------------

STOCKHOLDERS' EQUITY

   Common stock
     200,000,000 shares authorized, at $0.001 par
     value; 11,467,320 shares issued and outstanding            11,480

Capital in excess of par value                               1,247,875

Accumulated deficit                                         (1,348,312)
                                                          -------------

   Total Stockholders' Equity (deficiency)                     (88,957)
                                                          -------------

                                                        $         -
                                                          -------------

The accompanying notes are an integral part of these financial statements.

      MEIER  WORLDWIDE  INTERMEDIA  INC. AND SUBSIDIARIES










        INTERIM  UNAUDITED  FINANCIAL  STATEMENTS



                       THIRD QUARTER



                       JULY 31, 1999



           (UNAUDITED - PREPARED BY MANAGEMENT)

                            MANAGEMENT  DISCLOSURE  ON
            INTERIM  UNAUDITED  CONSOLIDATED  FINANCIAL  STATEMENTS
                           FOR  THE  NINE  MONTHS  ENDED
                                  JULY 31, 1999



The accompanying interim unaudited consolidated balance sheets of Meier Worldwide Intermedia Inc. (the "Company") and its subsidiaries at July 31, 1999 and the interim unaudited consolidated statements of operations and the interim unaudited consolidated statements of cash flows for nine months ended July 31, 1999 and the interim unaudited statement of changes in stockholders' equity for the period from June 17, 1997 (date of inception) to July 31, 1999, and the interim unaudited comparative statements thereto, have been prepared by the Company's management and they do not include all information and notes to the interim unaudited financial statements necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

Operating results for the third quarter ended July 31, 1999 are not necessarily indicative of the results that can be expected for the year ending October 31, 1999.




/s/  James Meier
President                                             October 13, 1999

Page 49
                   MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                    INTERIM UNAUDITED CONSOLIDATED BALANCE SHEETS

                         (UNAUDITED - Prepared by Management)
--------------------------------------------------------------------------------


                                              July 31, 1999     October 31, 1998
                                     Notes     (Unaudited)          (Audited)
                                     -------------------------------------------
ASSETS

CURRENT ASSETS
 Cash                                          $     -          $     27,453
 Prepaid expenses                                    -                25,860
                                              ----------------------------------
                                                     -                53,313
                                              ----------------------------------

OTHER ASSETS
 Advance security deposits-auto leases               -                 6,063
 Motion picture rights                    4          -                   -
 Long-term investments                    5          1                   -
                                              ----------------------------------
                                                     1                 6,063
                                              ----------------------------------
                                               $     1          $     59,376
                                              ==================================

LIABILITIES

CURRENT LIABILITIES
 Bank overdraft                               $     12          $        -
 Current portion of long-term debt        7      7,303                 8,064
 Interest payable                                5,906                   -
 Accrued rent payable                     6     41,435               184,133
 Accounts payable - related parties             59,994                81,548
 Accounts payable - other                       14,537                61,593
                                              ----------------------------------
                                               129,187               335,338
                                              ----------------------------------
NON-CURRENT LIABILITIES
 Note payable - long-term portion         7     20,547                20,547
 Loan payable                             8     98,427                   -
                                              ----------------------------------
                                               118,974                20,547
                                              ----------------------------------
                                              $248,161          $    355,885
                                              ----------------------------------

The accompanying notes are an integral part of these interim unaudited financial statements

                MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
           INTERIM UNAUDITED CONSOLIDATED BALANCE SHEETS - continued

                     (UNAUDITED - Prepared by Management)


                                              July 31, 1999     October 31, 1998
                                     Notes     (Unaudited)          (Audited)
                                     -------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)

Common stock
200,000,000 shares authorized at
$0.001 par value; 11,860,880 issued
and outstanding at July 31, 1999;
11,467,320 at October 31, 1998                 $    11,861     $      11,467

Capital in excess of par value                   1,422,054         1,247,888

Accumulated deficit                             (1,682,075)       (1,555,864)
                                               ------------------------------
                                                  (248,160)         (296,509)
                                               ------------------------------
                                               $         1     $      59,376
                                               ==============================


The accompanying notes are an integral part of these interim unaudited financial statements

                  MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
              INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                      (UNAUDITED - Prepared by Management)

Three Months             Nine Months          Inception) to
                                             Ended July 31,          Ended July 31,
                                       ---------------------------------------------------
                                            1999        1998        1999         1998
                                            ----        ----        ----         ----
REVENUES                                 $     -     $  175,171  $       -    $  411,224
                                       ---------------------------------------------------
EXPENSES
Operating and administrative               103,356      339,789      168,447     899,458
Interest                                     2,031           16        6,012       1,507
Depreciation                                   -            741          -         2,319
Loss of assets                                 -            -            -           -
Loss from disposition of
    subsidiaries                               -            -          6,544         -
Write-off of related party debts
    (Note 9)                               987,943          -        987,943         -
                                       ---------------------------------------------------
                                         1,093,330      340,546    1,168,946     903,284
                                       ---------------------------------------------------

Net loss before undernoted              (1,093,330)    (165,375)  (1,168,946)   (492,060)

Net loss attributed to disposed
    subsidiaries                               -            -            -           -
                                       ---------------------------------------------------

Net Loss attributed to parent
    and remaining subsidiaries         $(1,093,330)  $ (165,375) $(1,168,946) $ (492,060)
                                       ===================================================
LOSS PER COMMON SHARE

Basic                                  $     (0.09)  $    (0.02) $     (0.10) $    (0.05)
                                       ===================================================

Diluted                                $     (0.08)  $    (0.02) $     (0.09) $    (0.05)
                                       ===================================================

AVERAGE OUTSTANDING COMMON SHARES

Basic                                   11,745,663   10,876,541   11,616,240  10,782,915
                                       ===================================================
Diluted                                 13,877,179   10,976,541   13,352,255  10,855,076
                                       ===================================================


The accompanying notes are an integral part of these interim unaudited financial statements

                     MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                         INTERIM UNAUDITED STATEMENT OF CHANGES
                                IN STOCKHOLDERS' EQUITY
         For the Period from June 17, 1997 (Date of Inception) to July 31, 1999

                        (UNAUDITED - Prepared by Management)

                                                                            Capital
                                                                         in Excess of     Accumulated
                                                       Common Stock        Par Value        Deficit
                                                    --------------------------------------------------
                                                     Shares     Amount
                                                     ------     ------
Balance, June 17, 1997
(Date of Inception)                                      -      $    -      $    -         $    -

Issuance of common stock for services - at
$0.001 - June 30, 1997                             3,600,000      3,600          -              -

Issuance of common stock for cash - at
$0.001 - June 30, 1997                             6,000,000      6,000          -              -

Issuance of common stock for assets and
services - at $0.061 - July 30, 1997                 400,000        400        24,009           -

Issuance of common stock for cash - at
$0.50 - October 1997                                 105,366        105        52,578           -

Issuance of common stock for cash - at
$1.00 - October 1997                                 141,625        142       141,483           -

Issuance of common stock for services - at
$1.00 - October 1997                                  61,551         62        61,489           -

Net loss from operations for the period June
17, 1997 to October 31, 1997                             -            -           -          (93,393)

Balance, October 31, 1997                         10,308,542    $10,309     $279,559       $ (93,393)

The accompanying notes are an integral part of these interim unaudited financial statements

                   MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                       INTERIM  UNAUDITED STATEMENT OF CHANGES
                        IN STOCKHOLDERS'  EQUITY - continued
       For the Period from June 17, 1997 (Date of Inception) to July 31, 1999

                          (UNAUDITED - Prepared by Management)

                                                                            Capital
                                                                         in Excess of     Accumulated
                                                       Common Stock        Par Value        Deficit
                                                    --------------------------------------------------
                                                     Shares     Amount
                                                     ------     ------
Issuance of common stock for cash - at
$0.50 - December 1997                              394,634      $   395     $  196,922     $                  -

Issuance of common stock for cash - at
$1.00 - net of issuance expenses -
December 1997                                      169,327          169        164,122         -

Issuance of common stock for services - at
$1.00 - December 31, 1997                            4,038            4          4,038         -

Issuance of common stock for cash - at
$1.00 - October 31, 1998                           235,337          235        235,102         -

Issuance of common stock for services - at
$1.00 - October 31,  1998                          355,442          355        368,145         -

Net operating loss for the year ended
October 31, 1998                                       -            -              -        (1,462,471)
                                                -------------------------------------------------------
Balance, October 31, 1998                       11,467,320     $    11,467  $1,247,888     $(1,555,864)
                                                =======================================================

The accompanying notes are an integral part of these interim unaudited financial statements

                  MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
                       INTERIM  UNAUDITED STATEMENT OF CHANGES
                         IN STOCKHOLDERS' EQUITY - continued
       For the Period from June 17, 1997 (Date of Inception) to July 31, 1999

                        (UNAUDITED - Prepared by Management)

                                                                            Capital
                                                                         in Excess of     Accumulated
                                                       Common Stock        Par Value        Deficit
                                                ------------------------------------------------------
                                                     Shares     Amount
                                                     ------     ------
Accumulated deficit attributable to disposed
 subsidiaries - November 1, 1998                        -       $    -      $     -        $ 1,042,735

Issuance of common stock for cash - at
$1.00 - November 5, 1998                             25,760           26        25,734             -

Issuance of common stock for services - at
$1.00 - November 5, 1998                             46,800           47        46,753             -

Issuance of common stock for cash - at
$1.00 - December 30, 1998                             9,000            9         8,991             -

Issuance of common stock for services - at
$1.00 - January 21, 1999                             12,000           12        11,988             -

Issuance of common stock for services - at
$0.25 - May 18, 1999                                200,000          200        49,800             -

Issuance of common stock for services - at
$0.31 - July 9, 1999                                100,000          100        30,900             -

Net operating loss for the nine months
ended July 31, 1999                                     -            -             -        (1,168,946)
                                                -------------------------------------------------------
Balance, July 31, 1999                           11,860,880     $ 11,861    $1,422,054     $(1,682,075)
                                                =======================================================

The accompanying notes are an integral part of these interim unaudited financial statements

                  MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
              INTERIM  UNAUDITED CONSOLIDATED STATEMENTS OF CASH  FLOWS

                      (UNAUDITED - Prepared by Management)


                                             Three Months             Nine Months
                                             Ended July 31,          Ended July 31,
                                       ---------------------------------------------------
                                            1999        1998        1999         1998
                                            ----        ----        ----         ----
CASH FLOWS FROM THE
FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES

Net loss                               $(1,096,097)  $ (165,375) $(1,168,946) $  (492,060)

Adjustments to reconcile net loss
to net cash provided by operating
activities:

Depreciation                                   -            741          -         2,319
Amortization of lease-purchase
    deposit                                    -         16,192          -        48,576
Common capital stock issued
    for services and expenses               81,000       15,713      139,800      15,713
Accounts receivable                            -        (10,431)     (25,840)    (53,542)
Prepaid expenses                             2,755       (2,285)      25,860     (14,042)
Accounts payable                           (11,179)      (9,131)    (104,488)    (22,098)
Interest payable                             1,969          -          5,906        -
Advance sub-lease deposits
    received                                   -           (451)         -        32,357
Loss of assets                                 -            -            -           -
Loss on disposition of
    subsidiaries                               -            -          6,544         -
Write-down of long-term
    investment                                  12          -             12         -
Write-off of related parties debts         987,943          -        987,943         -
                                       ---------------------------------------------------
                                       $   (33,597)  $ (155,027) $  (133,209) $ (482,777)
                                       ---------------------------------------------------

The accompanying notes are an integral part of these interim unaudited financial statements

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
       INTERIM  UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

                     (UNAUDITED - Prepared by Management)


                                             Three Months             Nine Months
                                             Ended July 31,          Ended July 31,
                                       ---------------------------------------------------
                                            1999        1998        1999         1998
                                            ----        ----        ----         ----
INVESTING ACTIVITIES

Acquisition of office equipment        $       -     $   (5,195) $       -    $   (7,663)
Advance security deposit - auto
    lease                                      -           (952)         -         9,064
Advance lease-purchase deposit
    - land and building, net of
    amortization to expense                    -            -            -           -
Proceeds from disposition of
    subsidiaries                               -            -            6           -
Long-term investment                           -            -          (13)          -
Loss of cash reserves from
    disposition of subsidiaries                -            -      (27,436)          -
                                       ---------------------------------------------------
                                               -         (6,147)   (27,443)        1,401
                                       ---------------------------------------------------
FINANCING ACTIVITIES

Proceeds from issuance of capital
 stock - net of issuance costs                 -        201,644     34,760       588,987
Net proceeds (settlement) from
 loans                                      33,585          -       98,427       (50,684)
                                       ---------------------------------------------------
                                            33,585      201,644    133,187       538,303
                                       ---------------------------------------------------

Net increase (decrease) in cash                (12)      40,470    (27,465)       56,927

Cash, beginning of period                      -         19,235     27,453         2,778
                                       ---------------------------------------------------
Cash (bank overdraft), ending
    of the period                      $       (12)  $   59,705  $     (12)   $   59,705
                                       ===================================================

                 MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
              INTERIM  UNAUDITED CONSOLIDATED STATEMENTS OF CASH  FLOWS

                      (UNAUDITED - Prepared by Management)
-------------------------------------------------------------------------------


      SCHEDULE OF NONCASH FLOWS FROM OPERATING AND INVESTING ACTIVITIES



Issuance of 3,600,000 shares for services - related parties - 1997     $  3,600
                                                                      =========
Issuance of 400,000 shares for assets and services - related
 parties - 1997                                                        $ 24,409
                                                                      =========
Issuance of 61,551 shares for services - related parties - 1997        $ 61,551
                                                                      =========
Issuance of 4,038 shares for services - related parties - 1998         $  4,042
                                                                      =========
Issuance of 355,442 shares for services - related parties - 1998       $368,500
                                                                      =========
Issuance of 46,800 shares for services - related parties - 1999        $ 46,800
                                                                      =========
Issuance of 12,000 shares for services - related parties - 1999        $ 12,000
                                                                      =========
Issuance of 200,000 shares for services - related parties - 1999       $ 50,000
                                                                      =========
Issuance of 100,000 shares for services - related parties - 1999       $ 31,000
                                                                      =========

The accompanying notes are an integral part of these interim unaudited financial statements

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
          NOTES TO THE INTERIM UNAUDITED FINANCIAL  STATEMENTS
                            JULY 31, 1999

                 (UNAUDITED - Prepared by Management)
--------------------------------------------------------------------------------

1.     ORGANIZATION

The Company was incorporated under the laws of the State of Nevada, USA, on June 17, 1997 with authorized capital stock of 200,000,000 shares with a par value of $0.001 per share.

The Company owns all of the outstanding stock of the subsidiaries outlined in
Note 3.

Prior to November 1998, the Company and its subsidiaries which were disposed of November 1, 1998 were involved in the business of leasing sound studio space to the entertainment industry.

Subsequent to October 1998, the Company and its existing subsidiaries (referred to as the "Company" in this report) changed its business purpose to engage in film production and multi-media interactive technology.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Accounting Methods
        ------------------

The Company recognizes income and expenses based on the accrual method of accounting.

(b)     Dividend Policy
        ---------------

The Company has not yet adopted any policy regarding the payment of dividends.

(c)     Cash and Cash Equivalents
        -------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months to be cash equivalents.

(d)     Earnings (Loss) per Share
        -------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of common shares, or equivalents, outstanding during the period using the treasury stock method in accordance with FASB statement No. 128. Diluted earnings (loss) per share are computed assuming the shares in Note 10 were issued on the date the options were granted.

(e)     Income Taxes
        ------------

On July 31, 1999, the Company had a net operating loss carryover of $1,682,075. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the future tax benefit is undeterminable since the Company is unable to establish a predictable projection of operating profits for future years.

The net operating loss carryover will expire in 2006 for Canadian reporting and 2020 for U.S. reporting.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
          NOTES TO THE INTERIM UNAUDITED FINANCIAL  STATEMENTS
                            JULY 31, 1999

                 (UNAUDITED - Prepared by Management)
--------------------------------------------------------------------------------


(f)     Principles of Consolidation
        ---------------------------

The interim unaudited financial statements shown in this report include the accounts of the Company (the parent) and all of its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

(g)     Foreign Currency Translation
        ----------------------------

Part of the transactions of the Company were completed in Canadian dollars and have been translated to US dollars as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translations is recognized. If a completed transaction has a balance sheet date between a later settlement date, resulting in a gain or loss, the amount is reported in the current period income statement.

(h)     Financial Instruments
        ---------------------

The carrying amounts of financial instruments, including cash, prepaid expenses, bank overdraft, interest payable and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

(i)     Estimates and Assumptions
        -------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.     ACQUISITION OF SUBSIDIARIES

During 1997 and 1998, the Company organized and acquired all of the outstanding stock of the following subsidiaries, all of which were incorporated under the laws of British Columbia. On November 1, 1998, all of the outstanding stock of the subsidiaries indicated by (*) were disposed and transferred to a related party.

*G.G. Studios Inc. - incorporated October 6, 1997 - manages and leases studio space to the film industry;
*Meier Worldwide Intermedia Inc. (Cdn) - incorporated November 28, 1996 - to engage in the internet activity;
*Meier Studios Inc. - incorporated August 25, 1997 - manages and leases real property in the entertainment industry;
*Meier Studios (Lake City) Inc. - incorporated December 18, 1997 - leases and operates a studio;
*Meier Studios (B.B.) Inc. - incorporated March 26, 1998;
 H.R.H. Productions Inc. - incorporated October 6, 1997 - movie production company - no operations;
 Meier Studio Management Inc. - incorporated March 26, 1998 - movie production
  company - no operations;   and
 Meier Entertainment Security Inc. - incorporated September 16, 1998 - movie production company - no operations.


4.     ACQUISITION OF MOTION PICTURE RIGHTS

During June 1997, the Company received the rights to produce a movie on the life of John Meier from an officer of the Company, which is recorded at no value.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
          NOTES TO THE INTERIM UNAUDITED FINANCIAL  STATEMENTS
                            JULY 31, 1999

                 (UNAUDITED - Prepared by Management)
--------------------------------------------------------------------------------


5.     LONG-TERM INVESTMENT

On April 4, 1999, the Company invested $13 for a 20% interest in a related company, Meier Rose Pictures Inc., which share a certain common director and has no active operations. The investment was written down by $12 to a nominal value of $1.

The Company has no future funding obligations.


6.     REAL PROPERTY LEASE-PURCHASE AGREEMENT

On August 18, 1997, a subsidiary, which was disposed on November 1, 1998, of the Company completed a lease agreement, including an option to purchase, with 289 Taurus Ventures Ltd., for the land and building, located in Delta, BC, containing 64,000 square feet of building space and 13 acres of land for use in the motion picture industry.

During the three quarters ended July 31, 1999, the lease and option to purchase was lost and a legal action for eviction and damages was started by the leasee. However, the lesee has a legal responsibility to reduce the damages by using its best efforts to release the property. Management with counsel believes that the damages against the subsidiaries will not be more than $184,133, of which the Company has guaranteed $41,435.


7.     NOTE PAYABLE

On August 15, 1997, the Company received a loan of $27,397. A legal action was started for collection of the amount and a consent judgement was given by the Company whereby the Company agreed to monthly payments of $672.26 including interest at 1% above the HSBC Canada Bank prime rate with payments starting October 1, 1999.


8.     LOAN PAYABLE

On April 9, 1999, the Company received a convertible line of credit for CAD$300,000 of which CAD$100,000 (US$64,843) was already advanced on December 4, 1998 and a further CAD$50,000 (US$33,584) was advanced on July 27, 1999. Funds advanced from the convertible line of credit are repayable on demand and bear an interest rate of 8% per annum. All or any portion of the principal amount of the loan is convertible into common shares of the Company at a conversion price of $0.20 per share at the option of the Company to the Lender or the Company. Such conversion shall constitute full payment of the indebtedness owing by the Company to the Lender in respect of the principal amount converted, including all accrued but unpaid interest thereon. On September 9, 1999, a loan amount of $98,876 was converted into 494,380 common shares of the Company. Since September 9,1999, the line of credit has no longer been available to the Company.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
          NOTES TO THE INTERIM UNAUDITED FINANCIAL  STATEMENTS
                            JULY 31, 1999

                 (UNAUDITED - Prepared by Management)
--------------------------------------------------------------------------------


9.     RELATED PARTY TRANSACTIONS

The interim unaudited consolidated balance sheets and the interim unaudited statements of changes in stockholders' equity and cash flows include identified related party transactions. Related party transactions are also included in
Note 11 for service contracts with officers of the Company, Note 10 for stock options granted, and Note 14 for other transactions with related parties.

On November 1, 1998, the Company disposed of certain wholly owned subsidiaries as identified in Note 3 to a company controlled by the President of the Company for total consideration of $7.

During the third quarter ended July 31, 1999, the Company wrote off amounts receivable of $987,943 due from wholly-owned subsidiaries which were disposed on November 1, 1998.


10.     OPTIONS TO PURCHASE COMMON CAPITAL STOCK

The Company has granted options to purchase 1,800,000 shares of its common stock to related parties. Options for 1,100,000 shares are exercisable at $1.00 per share with expiration dates in March and October 2003, and options for 700,000 shares are exercisable at $0.75 per share with an expiration date of March 17, 2004.


11.     CONTINUING AND CONTINGENT LIABILITIES

The Company may be liable as a guarantor on a legal action against a former subsidiary in the amount of $41,435. Refer to Note 6.

A legal action was started against the Company during the nine months ended July 31, 1999 by an individual making claim for unpaid wages resulting from an alleged employment agreement. Management with counsel believe the claim is frivolous and without merit.

The Company has a management agreement with James Meier, President of the Company providing for a monthly management fee of $5,000. James Meier has agreed to forego his monthly management fee for the next six months commencing November 1, 1999 for which he has agreed to accept restricted stock in the Company at current market price (an average price to be determined at the end of the six month period) in consideration.


12.     GOING CONCERN

The Company does not have the working capital to service its debt for the coming year and will need additional working capital for its planned activity. Continuation of the Company as a going concern is dependent upon obtaining additional working capital to operate for the coming year and the management of the Company has developed a strategy, which it believes will accomplish this objective through seeking additional equity funding and long term financing, which will enable the Company to service its debt and continue to operate for the coming year.

            MEIER WORLDWIDE INTERMEDIA INC. AND SUBSIDIARIES
          NOTES TO THE INTERIM UNAUDITED FINANCIAL  STATEMENTS
                            JULY 31, 1999

                 (UNAUDITED - Prepared by Management)
--------------------------------------------------------------------------------


13.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


14.     SUBSEQUENT EVENTS

On September 9, 1999, an amount of $98,876 from the convertible line of credit was converted into 494,380 common shares of the Company at a conversion price of $0.20 per share. The conversion of the loan is in complete satisfaction of the principal amount of the loan outstanding as at the date of conversion.

On July 6, 1999 the Company paid $2000.00 for 2,000,000 shares representing a 20% interest in a Nevada incorporated company called Internet Television Network ("ITN"). ITN plans to pursue a business plan that will see it delivering real-time interactive multimedia services to the public via the Internet. There are no future funding obligations for the Company in regard to its investment in ITN.

Page 63
PART III


Item  1.          Index  to  Exhibits

     In accordance with paragraph (d) of Item 102, Regulation S-T, the Index to Exhibits (see Page 22) appears immediately preceding the exhibits filed.


Item  2.          Description  to  Exhibits

     Exhibits are attached immediately following the Signature Page (see Page
20) and Index to Exhibits.






                                   SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





MEIER WORLDWIDE INTERMEDIA, INC.
(Registrant)








Date:  January  31,  2000               By:     /s/  JAMES  MEIER
                                            ---------------------
                         James  Meier,  President

Item  1.                         Index  to  Exhibits

Exhibit No

3     Charter, By-Laws and Articles of Incorporation of Registrant filed June
       17, 1997
4     Instruments Defining Rights of Security Holders - see Exhibit # 1 -
       "By-Laws"
4     Text of certificates for common stock
10     Material Contracts not made in the ordinary course of business:
10a Transfer Agent and Registrar Agreement between Registrant and Nevada Agency & Trust Co. dated January 15, 1998
10b   Asset purchase agreement date July 1, 1997 between Registrant and
       Gyro-Gym Enterprises Inc.
10c Movie rights assignment dated August 27,1997, from Meier Entertainment Group Inc., to Registrant.
10d   An agreement between Dennis Rudd and G. G. Studios Inc. dated October 6,
       1997
10e   Stock purchase option dated March 4, 1998, granted to Harry Evans.
10f   Stock Purchase option dated October 23, 1998, granted to Meier
       Entertainment Group Inc.
10g   Stock Purchase option dated March 17, 1999, granted to John Meier
10h   Stock Purchase option dated March 17, 1999, granted to Alexandra Rose
10i   Bill of Sale dated August November 1, 1998 between the Registrant and
       Five Subsidiary companies.
10j   An Agreement dated August 5, 1998 between the Registrant and Emerson
       Bennet & Associates
10k   Convertible Line of Credit agreement dated April 9, 1999, between the
       Registrant and Granite Hill Limited
21    Current Subsidiaries of the Registrant
23    Consent of Andersen Andersen & Strong, L.C. Certified Public Accountants
27    Financial Data Schedule

Exhibit #3
                         SECRETARY OF STATE

               "The Great Seal of the State of Nevada"
                           State of Nevada

                         CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that MEIER WORLDWIDE INTERMEDIA INC. did on JUNE 17, 1997 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


             SEAL
"The Great Seal of the State of Nevada"        IN WITNESS WHEREOF, I have
         State of Nevada                       hereunto set my hand and affixed
                                               the Great Seal of State, at my
                                               office, in Carson City, Nevada,
                                               on June 17, 1997.

                                               /s/ Dean Heller
                                               Secretary of State

                                              /s/
                                              By
                                                  Certification Clerk

          CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

            (Before Payment of Capital Issuance of Stock)
STAMP " FILED - The Office of the Secretary of State of the State of Nevada"
      " DATED - July 17, 1997"
      " SIGNED - Dean Heller, Secretary of State"
                                                        Filed by:

D. McPhearson                     and   S. Johnson
----------------------------------      ----------------------------------
name of incorporator or director        name of incorporator or director

certify that:

   1. They constitute at least two-thirds of the original incorporators or of the directors of Meier Worldwide Intermedia Inc., Nevada corporation.
                      --------------------------------
   2. The original Articles were filed in the Office of the Secretary of State on June 17, 1997.
         -------    --
   3. As of the date of this certificate, no stock of the corporation has been issued.
   4. They hereby adopt the following amendments to the articles of incorporation: Article Three is amended to read as follows:
                             -----

      Number of shares with par value: 200,000,000 Par Value: $0.001 Number of shares without par value: 0



                                  /s/ D. McPhearson
                                  ------------------------
                                  Signature

                                  /s/ S. Johnson
                                  ------------------------
                                  Signature

State of Washington )
         ----------   ss.
County of King      )
         ----------

   On July 17, 1997, personally appeared before me, a Notary Public,
      -------------
B. McPhearson and S. Johnson, who acknowledged that they executed the above
----------------------------
instrument.
                                 -----------------------------
                                 Signature of Notary

(Notary Stamp or Seal)           Laurie L. Waud

(NEV.-987-10\27\95)

                         Articles of Incorporation
                           (PURSUANT TO NRS 78)
                             STATE OF NEVADA
                           Secretary of State
-------------------------------------------------------------------------------

STAMP " FILED - In the Office of the Secretary of State of the State of Nevada"
      " DATED - June 17, 1997"
      " SIGNED - Dean Heller, Secretary of State"

IMPORTANT: Read instructions on reverse side before completing this form.
           TYPE OR PRINT (BLACK INK ONLY)

1. NAME OF CORPORATION:  Meier Worldwide Intermedia Inc.
                         ---------------------------------
2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada
                    where process may be served )     --------------
   Name of Resident Agent:  The Corporation Trust Company of Nevada
                            -----------------------------------------
   Street Address:    One       East First Street         Reno, Nevada   89501
                  -------------------------------------------------------------
                  Street No.    Street Name               City           Zip
3. SHARES: (number of shares the corporation is authorized to issue)
   Number of shares with par value: 200,000,000  Par Value:  $0.01   Number of
                                    -----------              ------
   shares without par value:     0
                            ----------
4. GOVERNING BOARD: Shall be styled as (check one): X  Directors     Trustees
                                                   ----          ----
   The FIRST BOARD OF DIRECTORS shall consist of  1  members and the names and
                                                 ---
   addresses are as follows (attach additional pages if necessary):
   Jim Meier                  250-1075 Georgia St., Vancouver, BC V6E 3C9
   -------------------------  ----------------------------------------------
   Name                       Address               City/State/Zip

   -------------------------  ----------------------------------------------
   Name                       Address               City/State/Zip
5. PURPOSE(optional-see reverse side): The purpose of the corporation shall be:
                Any and all lawful purposes
   -------------------------------------------------------------------------
6. OTHER MATTERS: This form includes the minimal statutory requirements to incorporate under NRS 78. You may attach additional information pursuant to NRS 78.037 or any other information you deem appropriate. If any of the additional information is contradictory to this form it cannot be filed and will be returned to you for correction. Number of pages attached 0 .
                                                                     ----
7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (signature must be notarized)
   (Attach additional pages if there are more than two incorporators.)
   S. Johnson                           D. McPhearson
   --------------------------------     ------------------------------------
   Name (print)                         Name (print)
   520 Pike Street, Seattle WA 98101    520 Pike Street, Seattle WA 98101
   ---------------------------------    -------------------------------------
   Address          City/State/Zip	      Address          City/State/Zip
   /s/ S. Johnson                       /s/ K. McPhearson
   ---------------------------------    -------------------------------------
   Signature                            Signature
   State of Washington County of King   State of Washington County of King
            ----------           ----            ----------           ----
   This instrument was acknowledged     This instrument was acknowledged
   before me on                         before me on
   June 17              19 97 , by      June 17              19 97 , by
   ---------------------   --           ---------------------   --
   S. Johnson                           D. McPhearson
   ----------------------------------   -------------------------------------
   Name of person                       Name of person
   as incorporator                      as incorporator
   of Meier Worldwide Intermedia Inc.   of Meier Worldwide Intermedia Inc.
      -------------------------------      ---------------------------------
      (name of party on behalf of whom     (name of party on behalf of whom
       instrument was executed)             instrument was executed)
   /s/ Laurie L. Waud                   /s/ Laurie L. Waud
   -----------------------------------  -------------------------------------
   Notary Public Signature              Notary Public Signature
                 Laurie L. Waud                       Laurie L. Waud

   Official Seal - Laurie Waud          Official Seal - Laurie Waud
   Notary Public - State of             Notary Public - State of
                 Washington                           Washington

8. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT
   The Corporation Trust Company of Nevada hereby accepts appointment as
   ---------------------------------------
   Resident Agent for the above named corporation.

   The Corporation Trust Company of Nevada By:
   /s/ Jack Caskey,                                       10 - 17 - 97
   ----------------------------------                     ------------
   Signature of Resident Agent (Assistant Secretary)      Date
   Jack Caskey, Asst. V.P.

   (NEV - 103 - 11/8/95)

                                   BY LAWS

                                     OF

                        MEIER WORLDWIDE INTERMEDIA INC.

                             A Nevada Corporation

                                  ARTICLE I
                                  ---------

                                   Offices

Section 1. The registered office of this corporation shall be in the City of Reno, State of Nevada.
Section 2. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time, determine or the business of the corporation may require.

                                  ARTICLE 2
                                  ---------

                           Meetings of Stockholders

Section 1. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of the stockholders, commencing with the year 1998 shall be held on June 17 each year if not a legal holiday and, and if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary, by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the President or Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of the corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

Section 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. When a quorum is present or represented at any meeting, the vote of the holders of 10% of the stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Articles of Incorporation, a different vote shall govern and control the decision of such question.

Section 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

Section 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

Section 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                     ARTICLE 3
                                     ---------

Directors

Section 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. The number of Directors which shall constitute the whole board shall be not less than one and not more than eight. The number of Directors may from time to time be increased or decreased to not less than one nor more than eight by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in section 2 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3. Vacancies in the Board of Directors including those caused by an increase in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall only be filled from the stockholders.

     A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

     The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

     No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

                                     ARTICLE 4
                                     ---------

                        Meeting of the Board of Directors

Section 1. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by the Vice-President or by any two Directors.

     Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the postal service or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered or faxed, it shall be so delivered or faxed at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing, delivery or faxing as above provided shall be due, legal and personal notice of such Director.

Section 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place be fixed at the meeting adjourned.

Section 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after such meeting, each of the Directors not present signs a written waiver of notice, or a consent of holding such meeting, or approvals of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 7. The majority of the authorized number of Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

Section 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                     ARTICLE 5
                                     ---------

                             Committees of Directors

Section 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                     ARTICLE 6
                                     ---------

Compensation of Directors

Section 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                     ARTICLE 7
                                     ---------

                                      Notices

Section 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices to Directors may also be given by fax and by telegram. Notice by mail, fax or telegram shall be deemed to be given at the time when the same shall be mailed.

Section 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Whenever any notice whatever is required to be given under the provisions of the statute, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                     ARTICLE 8
                                     ---------

                                     Officers

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

Section 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

Section 6. The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 7. The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

Section 8. The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

Section 9. The Vice-Presidents shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 10. The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.


Section 11. The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

Section 12. The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation ~as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

     If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 13. The Assistant Treasurers in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                     ARTICLE 9
                                     ---------

                              Certificates of Stock

Section 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

Section 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

Section 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                     ARTICLE 10
                                     ----------

                                 General Provisions

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                     ARTICLE 11
                                     ----------

                                   Indemnification

     Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the

Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

     The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture. trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

     The Board of Directors may form time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.


                                     ARTICLE 12
                                     ----------

                                     Amendments

Section 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED June 17,1997.

                            CERTIFICATE OF THE SECRETARY
                            ----------------------------

I,.Carrie Hunter, hereby certify that I am the Secretary of Meier Worldwide Intermedia Inc., and the foregoing Bylaws, consisting of 8 pages, constitute the code of Bylaws of this company as duly adopted at a regular meeting of the Board of Directors of the corporation held on June 17, 1997.

IN WITNESS WHEREOF, I have hereunto subscribed my name on June 16, 1997.

Per:     /s/Carrie Hunter
----     --------------------
Secretary

Exhibit #4

                         SPECIMEN STOCK CERTIFICATE

                                                         CUSIP NO. 585204 10 0
NUMBER                                                                  SHARES

                                 MEIER WORLDWIDE
                                 INTERMEDIA INC.
                   Authorized Common Stock: 200,000,000 Shares
                                Par Value: $.001

THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

            Shares of MEIER WORLDWIDE INTERMEDIA INC. Common Stock

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

          Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

                                       MEIER WORLDWIDE
                                       INTERMEDIA INC.
                                       Corporate Seal
--------------------                   June 17, 1997
   Secretary                               NEVADA                      President

NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT        Countersigned Registered
                                                 NEVADA AGENCY AND TRUST COMPANY
                                      90  WEST  LIBERTY  STREET,  SUITE  880  by
                                                            Reno,  Nevada  89501

Exhibit 10a

                      TRANSFER AGENT AND REGISTRAR AGREEMENT
                      --------------------------------------

     THIS AGREEMENT made and entered into this 15th day of January, 1998. by and between:

NEVADA AGENCY AND TRUST COMPANY, 50 West Liberty Street, Suite 880. Reno, Nevada 89501. hereinafter called "Transfer Agent," and

MEIER WORLDWIDE INTERMEDIA, INC., 250-1075 West Georgia Street, Vancouver, B.C. V6E 3C9, a Nevada corporation, hereinafter called "'Company."

     NOW THEREFORE, for valuable consideration and the mutual promises herein contained. the parties hereto agree as follows, to wit:

     1. [APPOINTMENT OF TRANSFER AGENT] The Company hereby appoints Transfer Agent as the Transfer Agent and Registrar for the Company's Common , commencing on this 15th day of January 1998.

     2. [COMPANY'S DUTY] The Company agrees Transfer Agent's stockholder list showing the name of the individual stockholder, current address, the number of shares and the certificate numbers is correct.

     3. [STOCK CERTIFICATES1 The Company agrees to provide an adequate number of stock certificates to handle the Company's transfers on a current basis. Upon receipt of Transfer Agent's request, the Company agrees to furnish additional stock certificates as Transfer Agent deems necessary considering the volume of transfers. The stock certificates shall be supplied at Company's cost. The Transfer Agent agrees to order stock certificates from its printer upon request of the Company.

     4. [TRANSFER AGENT DUTIES] Transfer Agent agrees to handle the Company's transfers. record the same, and maintain a ledger, together with a file containing all correspondence relating to said transfers, which records shall be kept confidential and be available to the Company and its Board of Directors, or to any person specifically authorized by the Board of Directors to review the records which shall be made available by Transfer Agent during the regular business hours.

     5. [TRANSFER AGENT REGISTRATION] Transfer Agent warrants that it is registered as a Transfer Agent with the United States Securities and Exchange Commission under the Securities Act of'1934, as amended.

     6. [STOCKHOLDER LIST] From time to time, as necessary for Company stockholders meetings or mailings, the Transfer Agent will certify and make available the current, active stockholder list for Company purposes. It is agreed that a reasonable charge for supplying such list will be made by Transfer Agent to the Company. It is further agreed that In the event the Transfer Agent received a request or demand from a stockholder or the attorney or agent for a stockholder, for a list of stockholders, the Transfer Agent will serve written notice of such request by certified mail to the Company. The Company will have forty-eight (48) hours to respond in writing to the Transfer Agent. If the Company orders the Transfer Agent to withhold delivery of a list of' stockholders as requested, the Transfer Agent agrees to follow the orders of the Company. The Company will then follow the procedure set forth in the Uniform Commercial Code to restrain the Transfer Agent from making delivery of a stockholders list.

     7. [TRANSFER FEE] Transfer Agent agrees to assess and collect from the person requesting a transfer and/or the transferror, a fee of Ten and No/100 dollars ($10.00) for each stock certificate issued. except original issues of stock or warrant certificates, which fees shall be paid by the Company. This fee may be decreased or increased at any time by the Transfer Agent. This fee shall be the property of the Transfer Agent.

     8. [ANNUAL FEE] The Company agrees to pay the Transfer Agent an annual fee of TWELVE HUNDRED DOLLARS ($1,200.00).This fee reimburses the Transfer Agent
                              ------------
for the expense and time required to respond to the written and oral inquiries from brokers and the investing public as well as maintaining the transfer books and records of the corporation. The annual fee will be due on 1st of January of
                                                           -----------------
each year and is subject to annual review.

     9. [TERMINATION] This Agreement may be terminated by either party giving written notice of such termination to the other party at least ninety
(90) days before the effective date. The Transfer Agent shall return all of the transfer records to the Company and its duties and obligations as Transfer Agent shall cease at that time. The Transfer Agent will be paid a Termination Fee of $1.00 per registered stockholder of the Company at the time the written termination notice is served.

     10.   [COMPANY STATUS] The Company will promptly advise the Transfer
Agent of any changes or amendments to the Articles of Incorporation, any significant changes in corporate status, changes in officers, etc., and of all changes in filing status with the Securities and Exchange Commission, or any state entity, and to hold the Transfer Agent harmless from its failure to do so.

     11. [INDEMNIFICATION OF TRANSFER AGENT] The Company agrees to indemnify and hold harmless the Transfer Agent, from any and all loss, liability of damage, including, reasonable attorneys' fees and expenses, arising out of or resulting from the assertion against the Transfer Agent of any claims, debts or obligations in connection with any of the Transfer Agent's duties as set forth in the Agreement, and specifically it is understood that the Transfer Agent shall have the right to apply to independent counsel at the Company's expense in following the Company's directions and orders.

     12. [COUNTERPARTS] This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be all original, but all such counterparts shall constitute one and the same instrument.

     13. [NOTICES] Any notice under this Agreement shall be deemed to have been sufficiently given if sent by registered or certified mail, postage prepaid, addressed as follows:

           To the Company:
           Jim Meier, President
           MEIER WORLDWIDE INTERMEDIA, INC.
           250-1075 West Georgia Street
           Vancouver, B.C. V6E 3C9

           To the Transfer agent:
           NEVADA AGENCY AND TRUST COMPANY
           50 West Liberty Street, Suite 880
           Reno, Nevada 89501

     14. [MERGER CLAUSE] This Agreement supersedes all prior agreements and understandings between the parties and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall be binding unless in writing and signed by the parties hereto.

     15. [GOVERNING LAW] This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

     THIS AGREEMENT has been executed by the parties hereto as of the day and year first above written, by the duly authorized officer or officers of said parties, and the same will be binding upon the assigns and successors in interest of the parties hereto.

                          NEVADA AGENCY AND TRUST COMPANY
                          Transfer Agent

                          By /s/Amanda Cardinalli
                             ----------------------------
                                Amanda Cardinalli
                                Vice President

                          MEIER WORLDWIDE INTERMEDIA, INC.
                          Company

                          By /s/Jim Meier
                             ----------------------------
                                Jim Meier
                                President

Exhibit 10b

                          Asset Purchase Agreement

         THIS AGREEMENT dated June 30,1997

BETWEEN:

         GYRO-GYM ENTERPRISES INC., a company incorporated under the laws of British Columbia;

         (the "Vendor")

                                                          OF THE FIRST PART

AND:

         MEIER WORLDWIDE INTERMEDIA INC., a company incorporated under the laws of Nevada;

         (the "Purchaser")

                                                         OF THE  SECOND PART

WHEREAS:

A. The Vendor is the legal and beneficial owner of the assets described in Schedule "A" attached hereto (the "Assets"); and

B. The Vendor has agreed to sell and the Purchaser has agreed to buy the Assets;

     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises, and the covenants, agreements and warranties hereinafter contained, the parties hereto covenant, agree, represent and promise as follows:

PURCHASE AND SALE

1. The Vendor agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Vendor, the Assets on the terms and conditions hereinafter set forth.

PURCHASE PRICE

2. The Purchase Price for the Assets is 400,000 Common shares of the Purchaser, and shall be issued by the Purchaser at closing.

VENDOR'S REPRESENTATIONS

3. The Vendor severally represents and wan-ants to the Purchaser (and the Vendor acknowledges the Purchaser has relied upon such representations and warranties in connection with the purchase of the Assets) as follows:

(a) the Vendor own the Assets as the legal and beneficial owners thereof, free and clear of all liens, mortgages, encumbrances, equities or claims of every kind and nature whatsoever;

(b) the Vendor has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth herein, and to transfer the legal and beneficial title and ownership of the Assets to the Purchaser;

(c) no person, firm or corporation has any agreement or option or any right capable of becoming an agreement for the purchase of the Assets;

(d) there is no basis for and there are no actions, suits, judgments, investigations or proceedings outstanding or pending or threatened against or affecting the Vendor or the Assets at law or in equity;

(e) the Vendor is a resident of Canada within the meaning of the Income Tax Act (Canada); and

(f) the representations and warranties herein contained will be true at the time of closing.

COVENANTS

4. The Vendor shall make available to the Purchaser or its nominees, at all reasonable times prior to closing, the Assets for the purpose of inspection, valuation, verification and authentication thereof.

5. Both parties shall keep confidential and not disclose to any person the terms of this Agreement, and in particular the Purchase Price, and shall ensure that their respective agents also keep the terms of this Agreement confidential, except that either party may disclose the fact that this Agreement exists.

PURCHASER'S CONDITIONS

6. Notwithstanding anything contained herein, the obligation of the Purchaser to complete the purchase herein shall be subject to the following conditions:

(a) the representations and warranties of the Vendor contained herein shall be true at the time of closing;

(b) all of the covenants and agreements of the Vendor to be performed on or before closing pursuant to this Agreement shall have been duly performed; and

(c) the Purchaser shall be satisfied in its sole discretion with the Assets at the time of closing.

The foregoing conditions are for the sole and exclusive benefit of the Purchaser and may be waived by it in whole or in part.

CLOSING

7. The purchase and sale of the Assets and the other transactions contemplated by this Agreement shall be closed at Corporate House, 320-1100 Melville Street, Vancouver, BC V6E 4A6, on Wednesday, July 30, 1997, or on such other date or place as may be agreed upon by the parties (the "Closing Date").

8.     At closing, the Vendor shall deliver or cause to be delivered to the
Purchaser:

(a)     possession of the Assets;

(b) a bill of sale of the Assets executed by the Vendor which is satisfactory to the Purchaser; and

(c) such further documents and instruments as the Purchaser may reasonably require.

9. At closing, the Purchaser shall pay the Purchase Price to the Vendor, and shall pay all provincial sales taxes in connection with the sale and transfer of the Assets.

RISK OF LOSS

10. From the date hereof to the time of closing, the Assets shall be and remain at the risk of the Vendor. If any of the Assets shall be lost, damaged or destroyed prior to the time of closing, the Purchaser may terminate this Agreement.

GENERAL PROVISIONS

11. The parties shall cooperate with each other, do such things and perform such acts as may be necessary or advisable to implement and carry out the full intent and meaning of this Agreement

12. Captions are inserted for convenience of reference only and shall not be considered in the interpretation of this Agreement, which shall be interpreted with such changes of gender and number as the context hereof requires.

13. All the representations, warranties, covenants and agreements of the parties contained herein shall survive the Closing Date.

14. The terms and provisions contained herein constitute. the entire agreement between the parties hereto and supersede all previous written or oral communications, and there are no warranties, representations, terms, conditions or collateral agreements, express or implied, other than expressly set forth herein.

15. The Vendor shall indemnify and save the Purchaser harmless from all loss, damages, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition contained in this Agreement. The Vendor acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement.

16. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

17. Any notice given hereunder by any party shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail, faxed or delivered to the address of the other party on the first page of this Agreement, or at such other address as the other party may from time to time direct in writing; and any such notice shall be deemed to have been received: if mailed, two days after the date of mailing; and if faxed or delivered, upon the date of faxing or delivery. In the event of postal disruption, any notice shall be faxed or delivered to the recipient thereof and not mailed.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

GYRO-GYM ENTERPRISES INC.

By: /S/ Dennis Rudd
    ---------------
    Authorized Signatory

MEIER WORLDWIDE INTERMEDIA INC.

By: /s/ Jim Meier
    ---------------
   Authorized Signatory

Page 5
                                 SCHEDULE "A"

                                ASSET PURCHASE

PREPAID EXPENSES:

     Last month's lease payment on Acura           1,971.95
     Down payment on Acura                         4,000.00
     Invoices paid and to be reimbursed later        640.90
     Additional down payment on up grade of Acura  7,850.95         $  14,463.80
                                                   --------
OFFICE EQUIPMENT - desks, chairs, etc. - net of accumulated
                   depreciation                                         5,848.44

TELEPHONE EQUIPMENT - no depreciation has been taken to date           10,633.64

COMPUTER EQUIPMENT - net of accumulated depreciation                    1,316.64

RENTAL EQUIPMENT - sofa, chair and furniture in reception room
                   - net of accumulated depreciation                    1,536.53

STUDIO CONTRACTS:

  Operational studios (to be managed by G.G. Studios Inc.):

   Lake City Studio,
   GG Studio
   Burnaby Studio

  Commission based Studios:
   B B Studio
   WC Studio
   MC Studio
   Underhill Studio                                                         7.00
                                                                          ------


TOTAL ASSET PURCHASED                                                 $33,806.05
                                                                      ----------

Exhibit 10c

                TRANSFER OF MOVIE RIGHTS IN THE JOHN MEIER STORY


For good and valuable consideration, receipt of which is hereby acknowledged, the undersigned (the "Owner") does hereby transfer, sell and assign to MEIER ENTERTAINMENT GROUP INC., a British Columbia Company, its successors and assigns, the audio-visual rights to make one motion picture in and to certain characters and story currently named "The John Meier Story", and all supporting characters created with respect thereto, including, without limitation, in and to any and all plots, themes, titles, storyline, names and copyright in connection therewith, and all tangible and intangible properties respecting the foregoing.


IN WITNESS WHEREOF the undersigned has executed this document as of May 24, 1996.




/s/ Jennie Meier
----------------
JENNIE MEIER

               TRANSFER OF MOVIE RIGHTS IN THE JOHN MEIER STORY


For good and valuable consideration, receipt of which is hereby acknowledged, the undersigned (the "Owner") does hereby transfer, sell and assign to his wife, JENNIE MEIER, her heirs, executors, administrators and assigns, the audio-visual rights to make one motion picture in and to certain characters and story currently named "The John Meier Story", and all supporting characters created with respect thereto, including, without limitation, in and to any and all plots, themes, titles, storyline, names and copyright in connection therewith, and all tangible and intangible properties respecting the foregoing.


IN WITNESS WHEREOF the undersigned has executed this document as of August 9, 1973.




/s/ John Meier
----------------
JOHN MEIER

                                  Assignment

For good and valuable consideration, receipt of which is hereby acknowledged, the undersigned (the " Owner") does hereby transfer, sell and assign to MEIER WORLDWIDE INTERMEDIA INC., its successors and assigns, the audio-visual rights to make one motion picture in and to certain characters and story currently named "The John Meier Story", and all supporting characters created with respect thereto, including, without limitation, in and to any and all plots, themes, titles, storyline, names and copyright in connection therewith, and all tangible and intangible properties respecting the foregoing.

IN WITNESS WHEREOF the undersigned has executed this document on August 27, 1997.

MEIER ENTERTAINMENT GROUP INC.



Per: /s/Jim Meier
------------------------
Authorized Signatory

                         TRANSFER OF ECONOMIC
                      AND ARTISTIC INTERESTS IN
                    THE LIFE STORY OF JOHN MEIER

1. JOHN MEIER and JENNIE MEIER (herein "Meier" and "Mrs. Meier" respectively, and "The Parties" collectively) agree that Meier has had numerous life experiences which, when related, may have an economic component which could inure to the benefit of an individual or corporate entity holding the rights thereto.

2. Accordingly, Meier and Mrs. Meier intend that this agreement shall settle the matter of ownership of all rights of, to and about Meier's life story, in whole and/or in part. Specifically excluded from this paragraph and this Agreement is any biographical book which may be written by Meier or by an author, whether now known or unknown.

3. It is Meier's desire and intent that his life story, pursuant to the limitations embodied in Paragraph 2 hereof, be wholly owned by Mrs. Meier, to inure to her benefit and to the benefit of the Parties' children.

4. Meier represents that no encumbrances exist which could or would interfere with according the rights described in Paragraph 2 to another personal or corporate entity. Accordingly, Meier hereby assigns all such rights to Mrs. Meier.

5. It is expressly understood that these rights shall, without limitation, extend to any and all dramatic motion pictures and television productions and documentary presentations (regardless of media), whether recorded on tape, wire or film or any other means or methods, now known or yet to be devised and/or perfected. Subject only to the specific limitation embodied in Paragraph 2 herein, such rights shall extend to all print media.

6. This Agreement shall endure for seven (7) years, and shall automatically renew after such seven-year period, and shall again renew in that manner, in perpetuity. This Agreement may be cancelled if either party sends the other a notice within sixty (60) days of any automatic renewal date.

7. Mrs. Meier shall be free to sell or license or otherwise dispose of the rights herein, of and on her own volition, and without specific consultation with Meier.


Agreed:

/s/ John Meier            Aug. 9, 1973     /s/ Jennie Meier       Aug. 9, 1973
-------------------------------------      -----------------------------------
JOHN MEIER                DATE             JENNIE MEIER           DATE

Witness:

/s/ Abe Froese            Aug. 9, 1973
--------------------------------------
ABE FROESE                DATE

                        TRANSFER OF ECONOMIC
                      AND ARTISTIC INTERESTS IN
                    THE LIFE STORY OF JOHN MEIER

1. Reference is hereby made to that certain Agreement between John Meier and Jennie Meier, executed and dated on August 9, 1973.

2. In that Agreement and on that date, John Meier (herein "Mr. Meier") and and Jennie Meier (herein "Owner") concluded that the rights of ownership as therein defined, to and about Mr. Meier's life story, in whole and/or in part, would be assigned to Mrs. Meier, who is now the owner of all such rights.

3. This instrument is intended to embody every right, obligation and benefit contained in the Agreement dated August 9, 1972.

4. The Owner herein agrees to license all rights, obligations and benefits, pursuant to paragraph 3 hereof, to:

                        Meier Entertainment Group
                         360 English Bluff Road,
                         Delta, British Columbia
                                 Canada

                         Telephone:  604/671-0640

     For any and all notices required and/or deemed necessary hereunder, the foregoing address shall be deemed the proper address.

     Such license shall be deemed effective for a period of seven (7) years, and shall automatically renew after such seven (7) year period, and shall again renew in that manner, in perpetuity. This Assignment may be cancelled if the Owner deems it prudent and proper, by serving notice on Meier Entertainment Group within sixty (60) days of the end of the first seven (7) year term or any ensuing seven (7) year term.

5. The foregoing Paragraph 4 notwithstanding, any Agreement between Meier Entertainment Group and any motion picture production company, distributor, television network, talent agency, financing entity, or any other corporate or private entity or individual shall not be affected by the exercise of termination specified in paragraph 4, and any Agreement between Meier Entertainment Group and any such entity shall survive any such termination, and shall remain in full force and effect, based upon its terms.

6. As full consideration for the foregoing licensing agreement, the Owner agrees to the sum of $1.00 (one), as full and complete compensation, for each seven year term hereof.


Agreed:                                    Witness
/s/ Jennie Meier   Jan. 11, 1995           /s/ Abe Froese       Jan. 11/95
--------------------------------           --------------------------------
JENNIE MEIER       DATE                    ABE FROESE           DATE

Exhibit 10d

                              MANAGEMENT AGREEMENT

THIS AGREEMENT is made and executed the 6th day of October 1997.

BETWEEN:

       G. G. STUDIOS INC., a body corporate duly incorporated under the laws of British Columbia and having an office at 250 - 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9

AND:

       DENNIS RUDD, an individual residing at 1179 Pacific Drive, Delta, British Columbia, V7E 4W6

       ("Rudd"")

WHEREAS:

A. G.G. is in the business of leasing studio space and wishes to engage the services of Rudd as President and Director of G.G.;

B      Rudd is an individual with experience in the studio leasing industry; and

C. G.G. and Rudd are desirous to enter into a contractual agreement under the terms and conditions described in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and the sum of One Dollar ($1.00) paid by G.G. to Rudd (the receipt of which is hereby acknowledged), the parties thereto agree as follows:

1.     REPRESENTATIONS, WARRANTIES AND COVENANTS

1.01   G.G. represents and warrants to Rudd that:

(a) it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has the power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, win result in the breach of or accelerate the performance required by, any agreement to which it is a party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

1.02   Rudd represents and warrants to G.G. that:

(a)    he is above the age of eighteen (18) year old;

(b)    he is capable of managing his own affairs;

(c)    he declares he is an officer and director of G.G.; and

(d) neither the execution and delivery of this Agreement referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, will result in the breach of or accelerate the performance required by, any agreement to which he is a party.

1.03 The representations, warranties and covenants herein before set out are conditions on which the parties have relied in entering into this Agreement and shall survive any interest in this Agreement and any loss, damage, cause of action and suit arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by them and contained in this Agreement.

2.     EMPLOYMENT

2.01 G.G. hereby agrees to give to Rudd for his services as President and Director of G.G. the following considerations:

(a) A monthly remuneration of five thousand dollars ($5,000.00) commencing November 1, 1997;

(b) The payment for one leased automobile for which the lease price shall not exceed one thousand dollars ($1,000.00) per month; and

(c) The reimbursement of any reasonable out of pocket and properly vouched expenses incurred on behalf of G.G. in the performance of this Agreement and submitted for approval on an expense report form.

2.02   Rudd agrees to adhere to the following:

(a) he, as President and Director, will always work in the best interest of G.G. at all times; and
(b) any conflicts of interest will be revealed to the Board of Directors of G.G. as soon as possible once they are known to Rudd and he will abide by the wishes of the Board of Directors as to the direction he should take.

3.     TERMINATION OF AGREEMENT

3.01 The engagement of Rudd under this Agreement shall be terminated forthwith upon any one or more of the following events:

(a)    the death of Rudd;

(b)    at the election of G.G., upon:

  (i)  the conviction of Rudd for a crime involving fraud or moral turpitude; or

  (ii) the unreasonable refusal by Rudd to render services as required under this Agreement; or

(c) at the election of Rudd, upon giving not less than 90 days' written notice to the Company of his intention to terminate this Agreement.

4.     FORCE MAJEURE

4.01 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its reasonable control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, storm, flood, explosions, strikes, lockouts or other industrial disturbances, act of the public enemy, riots, laws, rules and regulations or orders of any duly constituted governmental authority, including environmental protection agencies, or nonavailability of materials or transportation (each an "Intervening Event").

4.02 All time limits imposed by this Agreement will be extended by a period of equivalent to the period of delay resulting from an Intervening Event described in paragraph 5.01 hereof

4.03 A party relying on the provisions of paragraph 4.01 hereof will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

5.     NOTICE

5.01 Any notice, direction, cheque or other instructions required or permitted to be given under this Agreement shall be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telex, telecommunication or other similar forms of communication including facsimile, in each case addressed to the intended recipient at the address of the respective party set out on the front page hereof

5.02 Any notice, direction, cheque or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the third business day following the day of mailing, except in the event of a disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telex, fax machine, telecommunication or other similar form of communication, be deemed to have been given or received on the day it was so sent.

5.03 Any party may at any time give to the other notice in writing of any changes or address of the party giving such notice and fi7orn and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

6.     WAIVER

6.01 If any provision of this Agreement shall fail to be strictly enforced or any party shall consent to any actions by any other party or shall waive any provision as set out herein such action by such party shall not be construed as a waiver thereof other than at the specific time that such waiver or failure to enforce takes place and shall at no time be construed as a consent, waiver or excuse for any failure to perform and act in accordance with this Agreement at any past or future occasions.

7.     FURTHER ASSURANCES

7.01 Each of the parties hereto shall from time to time and at all times do all such further acts and execute and deliver all further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement. For greater certainty this section shall not be construed as imposing any obligation on any party to provide guarantees.

8.     ENTIRE AGREEMENT

8.01 This Agreement embodies the entire agreement and understanding between G.G. and Rudd and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof

9.     AMENDMENT

9.01 This Agreement may be changed orally but only by an agreement in writing by the party or parties against which enforcement, waiver, change, modification or discharge is sought.

10.    ARBITRATION

10.01 If any question, differences or disputes shall arise between the parties in respect of any matters arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

(a) the party sharing one side of the dispute shall name an arbitrator and give notice thereof to the pay sharing the other side of the dispute;

(b) the party sharing the other side of the dispute shall, within 14 days of receipt of the notice, name an arbitrator; and

(c) the two arbitrators so named shall, within 15 days of the naming of the latter of them, select a third arbitrator.

The decision of the majority of these arbitrators shall be made within 30 days after the selection of the latter of them. The expense of the arbitration shall be borne equally by G.G and Rudd. If the parties on either side of the dispute fail to name an arbitrator within the time limit or proceed with the arbitration, the arbitrator named may decide the question. The arbitration shall be conducted in accordance with the provisions of the Commercial Arbitrations Act of the Province of British Columbia as amended, and the decision of the arbitrator or the majority of the arbitrators, as the case may be, shall be conclusive and binding upon all parties. The rules and procedures for the arbitration shall be procedures established in the B.C. Arbitrators Institute and the appoint authority, if the two arbitrators appointed under paragraph 10.01(a) and (b) cannot agree on the third arbitrator, shall be the B.C. Arbitrators Institute. The place of arbitration shall be Vancouver, British Columbia, Canada.

11.     RULES AGAINST PERPETUITIES

11.01 If any right, power or interest of either G. G. or Rudd under this Agreement would violate the Rule against perpetuities, then such right, power and interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of his late Majesty, King George V of England, living on the date of execution of this Agreement.

12.     ENUREMENT

12.01 This Agreement shall enure to the benefit and be binding upon the parties hereto and their respective successors and permitted assigns.

13.     GOVERNING LAW

13.01 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

14.     SEVERABILITY

14.01 If any one or more of the provisions contained herein shall be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

15.     NUMBER AND GENDER

15.01 Words used herein importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine and neuter genders, and vice versa, and words importing persons shall include firms and corporations.

16.     HEADINGS

16.01 The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

17.     TIME OF THE ESSENCE

17.01   Time shall be of the essence in the performance of this Agreement.

18.     CONFIDENTIAL INFORMATION

18.01 Until such time as the same may become publicly known, Rudd agrees that any information provided to it by G.G. of a confidential nature will not be revealed or disclosed to any person or entity, except in the performance of this Agreement, and upon termination of this Agreement, Rudd shall return to G.G. any original documentation provided by G.G.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day, month and year first above written.

G. G. STUDIOS INC.

Per: /s/ J. Meier
-----------------
     Chairman

WITNESSED:

/s/ Richard T. Hethey                               /s/ Dennis Rudd
---------------------                               ---------------
Signature                                           Dennis Rudd

Richard T. Hethey
--------------------
Print Name
397 Ventura Crescent
--------------------
Address

North Van, BC V7N 3G7

              (Letter of Resignation handwritten by Dennis Rudd.)

Dec. 8, 1998

Jim Meier
Meier Worldwide Intermedia Inc.
#320-1100 Melville Street
Vancouver, B.C. V6E 4A6

Dear Jim,

I'd like to take this opportunity to personally thank you for acquiring G.G. Studios and affording me the opportunity to work with the M.W. I. organization.

It is with both sadness and some joy that I announce my retirement from G. G. Studios Inc., both as president and operating manager. The challenges and rewards have not been fulfilling my daily requirements to maintain the lifestyle for which I have aspired. The experiences along the way have helped me grow and I have learned a great deal about people and the film industry,

I am giving thirty days notice of my departure, during which time I will rebook the A-frame studio for the new year, brief a replacement and tie up any outstanding issues. I will have (unreadable name) forward an accounting summary to head office.

I would also at this time request an interview with you to apply for a V.P. position at Meier Worldwide, overseeing the development of a one stop studio Mecca and create history in B.C. on behalf of MWI.

Sincerely

By: /s/ Dennis Rudd

Exhibit 10e

                             Share Purchase Option

     THIS OPTION AND AGREEMENT made March 4,1998

BETWEEN:

         MEIER WORLDWIDE INTERMEDIA INC., a Nevada corporation, having an office at 250-1075 West Georgia Street, Vancouver, BC, Canada V6E 3C9;

         (the "Optionor)
                                                               OF THE FIRST PART

AND:

         HARRY EVANS, Businessman, of 1777 Via Verde Drive, Rialto, CA,
         USA 92376;

         (the "Optionee")
                                                              OF THE SECOND PART

     NOW THEREFORE THIS OPTION AND AGREEMENT WITNESSES that in consideration of the sum of $10.00 paid by the Optionee to the Optionor, and other good and valuable consideration (the receipt and sufficiency of which is by the Optionor hereby acknowledged), the parties hereto agree as follows:

1. The Optionor hereby grants to the Optionee the sole, exclusive and irrevocable option to purchase at any time during the period hereinafter specified 100,000 shares of Common Stock of the Optionor at a price of US$ 1.00 per share (the "Shares").

2. This option may be exercised at any time after March 4, 1999 until 5:00 p.m. on March 4, 2003, at which time this option shall terminate and be null and void and no longer binding on either party hereto.

3. This option may be exercised in whole or in part at any time and from time to time by giving the Optionor written notice specifying the number of Shares being purchased, accompanied by payment in full for the number of Shares so purchased, whereupon the Optionor shall forthwith deliver to the Optionee a certificate representing the Shares so purchased.

4. If any change is made to the issued shares of the Optionor which are the same class and kind as the Shares by way of consolidation, subdivision, reclassification, amalgamation or otherwise at any time before this option is exercised, the Shares shall be deemed to be increased or decreased to such number or altered to such class and kind as would have resulted from such change if this option had been exercised before the date of such change.

5.     Time shall be of the essence of this option and agreement.

6. This option and agreement are personal to the Optionee and may no be assigned by the Optionee.

7. This Agreement will enure to the benefit of and be binding on the parties and their respective successors, and will be interpreted with such changes of gender and number as the context hereof requires.

8. This Agreement constitutes the entire agreement, and supersedes all previous understandings, expectations, communications, representations and agreements, whether written or verbal, between the parties with respect to the subject matter hereof.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

MEIER WORLDWIDE INTERMEDIA INC.

Per:  /s/Jim Meier
------------------------

/s/Harry Evans
------------------------
HARRY EVANS

Exhibit 10f
                              Share Purchase Option

       THIS OPTION AND AGREEMENT made October 23, 1998.

BETWEEN:

          MEIER WORLDWIDE INTERMEDIA INC., a Nevada corporation, having an office at Suite 320-1100 Melville Street, Vancouver, B.C. Canada V6E 4A6;

         (the "Optionor")

                                                            OF THE FIRST PART

AND:

          MEIER ENTERTAINMENT GROUP INC. Suite 320 - 1100 West Georgia Street Vancouver, B.C. V6E 4A6

         (the "Optionee")

                                                           OF THE SECOND PART

     NOW THEREFORE THIS OPTION AND AGREEMENT WITNESSES that in consideration of the sum of $10.00 paid by the Optionee to the Optionor, and other good an valuable consideration (the receipt and sufficiency of which is by the Optionor hereby acknowledges), the parties hereto agree as follows:

1. The Optionor hereby grants to the Optionee the sole, exclusive and irrevocable option to purchase at any time during the period hereinafter specified 1,000,000 shares of Common Stock of the Optionor at a price of US$1.00 per share (the "Shares").

2. This option may be exercised at any time after October 23, 1998 until 5:00 p.m. on October 23, 2003 at which time this option shall terminate and be null and void and no longer binding on either party hereto.

3. Those options may be exercised in whole or in part at any time and form time to time by giving the Optionor written notice specifying the number of Shares being purchased, accompanied by payment in full for the number of Shares so purchased, whereupon the Optionor shall forthwith deliver to the Optionee a certificate representing the Shares so purchased.

4. If any change is made to the issued shares of the Optionor which are the same class and kind as the Shares by way of consolidation, subdivision, reclassification, amalgamation or otherwise at any time before this option is exercised, the Shares shall be deemed to be increased or decreased to such. number or altered to such class and kind as would have resulted from such change if this option had been exercised before the date of such change

5     Time shall be of the essence of this option and agreement.

6. This option and agreement are personal to the Optionee -and may not be assigned by the optionee.

7. This Agreement will enure to the benefit of and be binding on the parties and their respective successors, heirs, executors and administrators, and will be interpreted with such changes or gender and number as the context hereof requires.

8     This Agreement constitutes the entire agreement, and supercedes all previous understandings, expectations, communications, representations and agreements, whether written or verbal, between the parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

MEIER WORLDWIDE INTERMEDIA INC

Per: /s/Jim Meier
     ------------------
Authorized Signatory


/s/Jim Meier
-----------------------
JAMES MEIER, PRESIDENT
MEIER ENTERTAINMENT GROUP INC.

Exhibit 10g

                               Share Purchase Option

      THIS OPTION AND AGREEMENT made March 17,1999

BETWEEN:

      MEIER WORLDWIDE INTERMEDIA INC., a Nevada corporation, having an office at Suite 320-1100 Melville Street, Vancouver, BC, Canada V6E 4A6;

      (the "Optionor")
                                                             OF THE FIRST PART

AND:

      JOHN MEIER, Businessman;

      (the "Optionee")
                                                            OF THE SECOND PART

     NOW THEREFORE THIS OPTION AND AGREEMENT WITNESSES that in consideration of the sum of $10.00 paid by the Optionee to the Optionor, and other good and valuable consideration (the receipt and sufficiency of which is by the Optionor hereby acknowledged), the parties hereto agree as follows:

1. The Optionor hereby grants to the Optionee the sole, exclusive and irrevocable option to purchase at any time during the period hereinafter specified 500,000 shares of Common Stock of the Optionor at a price of US$0.75 per share (the "Shares").

2. This option may be exercised at any time after March 17, 1999 until 5:00 p.m. on March 17, 2004, at which time this option shall terminate and be null and void and no longer binding on either party hereto.

3. This option may be exercised in whole or in part at any time and from time to time by giving the Optionor written notice specifying the number of Shares being purchased, accompanied by payment in full for the number of Shares so purchased, whereupon the Optionor shall forthwith deliver to the Optionee a certificate representing the Shares so purchased.

4. If any change is made to the issued shares of the Optionor which are the same class and kind as the Shares by way of consolidation, subdivision, reclassification, amalgamation or otherwise at any time before this option is exercised, the Shares shall be deemed to be increased or decreased to such number or altered to such class and kind as would have resulted from such change if this option had been exercised before the date of such change.

5.   Time shall be of the essence of this option and agreement.

6. This option and agreement are personal to the Optionee and may not be assigned by the Optionee.

7. This Agreement will enure to the benefit of and be binding on the parties and their respective successors, heirs, executors and administrators, and will be interpreted with such changes of gender and number as the context hereof requires.

8. This Agreement constitutes the entire agreement, and supersedes all previous understandings, expectations, communications, representations and agreements, whether written or verbal, between the parties with respect to the subject matter hereof.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

MEIER WORLDWIDE INTERMEDIA INC.


Per: /s/Jim Meier
     --------------------------
     Authorized Signatory

     /s/John H. Meier
     --------------------------
        John Meier

Exhibit 10h

                                 Share Purchase Option

      THIS OPTION AND AGREEMENT made March 17,1999

BETWEEN:

           MEIER WORLDWIDE INTERMEDIA INC., a Nevada corporation, having an office at Suite 320-1100 Melville Street, Vancouver, BC, Canada V6E 4A6;

           (the "Optionor")
                                                            OF THE FIRST PART

AND:

           ALEXANDRA ROSE, Producer;

          (the "Optionee")
                                                           OF THE SECOND PART

     NOW THEREFORE THIS OPTION AND AGREEMENT WITNESSES that in consideration of the sum of $10.00 paid by the Optionee to the Optionor, and other good and valuable consideration (the receipt and sufficiency of which is by the Optionor hereby acknowledged), the parties hereto agree as follows:

1. The Optionor hereby grants to the Optionee the sole, exclusive and irrevocable option to purchase at any time during the period hereinafter specified 200,000 shares of Common Stock of the Optionor at a price of US$0.75 per share (the "Shares").

2. This option may be exercised at any time after March 17,1999 until 5:00 p.m. on March 17, 2004, at which time this option shall terminate and be null and void and no longer binding on either party hereto.

3. This option may be exercised in whole or in part at any time and from time to time by giving the Optionor written notice specifying the number of Shares being purchased, accompanied by payment in full for the number of Shares so purchased, whereupon the Optionor shall forthwith deliver to the Optionee a certificate representing the Shares so purchased.

4. If any change is made to the issued shares of the Optionor which are the same class and kind as the Shares by way of consolidation, subdivision, reclassification, amalgamation or otherwise at any time before this option is exercised, the Shares shall be deemed to be increased or decreased to such number or altered to such class and kind as would have resulted from such change if this option had been exercised before the date of such change.

5.     Time shall be of the essence of this option and agreement.

6. This option and agreement are personal to the Optionee and may not be assigned by the Optionee.

7. This Agreement will enure to the benefit of and be binding on the parties and their respective successors, heirs, executors and administrators, and will be interpreted with such changes of gender and number as the context hereof requires.

8. This Agreement constitutes the entire agreement and supersedes all previous understandings, expectations, communications, representations and agreements, whether written or verbal, between the parties with respect to the subject matter hereof.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

MEIER WORLDWIDE INTERMEDIA INC.

Per:  /s/Jim Meier
------------------------
Authorized Signatory


------------------------
ALEXANDRA ROSE

Exhibit 10i
                                  Bill of Sale

In consideration of the sum of $10.00 Canadian funds and other good and valuable consideration, MEIER WORLD WIDE INTERMEDIA INC., a Nevada company, hereby transfers, sells and assigns to MEIER ENTERTAINMENT GROUP INC., a Canadian company:

(a) 1,000 common shares of Meier Studios Inc., a British Columbia company;
(b) 1,000 common shares of Meier Studios (B.B.) Inc., a British Columbia company;
(c) 1,000 common shares of Meier Studios (Lake City) Inc., a British Columbia company;
(d) 9,000,000 common shares of Meier Worldwide Intermedia Inc., a British Columbia company; and
(e) 1,000 common shares of G.G. Studios Inc., a British Columbia company.

Dated November 1, 1998.

MEIER WORLDWIDE INTERMEDIA INC.

Per: /s/Jim Meier
-----------------------
Authorized Signatory

                         MEIER WORLDWIDE INTERMEDIA INC.
                                 (the "Company")

                          RESOLUTIONS OF THE DIRECTORS
                          ----------------------------

SALE OF SUBSIDIARY COMPANIES
----------------------------

RESOLVED THAT, in consideration of the sum of $10.00 Canadian funds and other good and valuable consideration, the Company transfer, sell and assign to MEIER ENTERTAINMENT GROUP INC., a Canadian company:

(a) 1,000 common shares of Meier Studios Inc., a British Columbia company;
(b) 1,000 common shares of Meier Studios (B.B.) Inc., a British Columbia company;
(c) 1,000 common shares of Meier Studios (Lake City) Inc., a British Columbia company;
(d) 9,000,000 common shares of Meier Worldwide Intermedia Inc., a British Columbia company; and
(e) 1,000 common shares of G.G. Studios Inc., a British Columbia company.

Dated: November 1, 1998


/s/Jim Meier
---------------------
Jim Meier


/s/Harry Evans
---------------------
HARRY EVANS

/s/Carrie Hunter
---------------------
CARRIE HUNTER

Exhibit 10j
                                 EMERSON BENNETT
                                  & ASSOCIATES

August 5, 1998

Jim Meier, President
Meier Worldwide Intermedia, Inc.
Suite 320-1100 Melville Street
Vancouver. BC V6E4A6

Re: Financial Advisory Agreement between Emerson Bennett & Associates and Meier Worldwide Intermedia, Inc.

Mr. Meier:

This letter is to confirm our understanding that Emerson Bennett & Associates (the "Financial Advisor,) has been engaged as a non-exclusive financial advisor by Meier Worldwide Intermedia, Inc. (the "Company") for a period of one-year commencing on the date of execution. This agreement (the "Agreement") between the Company and the Financial Advisor shall not be an exclusive agreement and nothing in this agreement should be construed as a binding exclusive commitment to use Emerson Bennett & Associates as the Sole Financial Advisor. In connection with the foregoing assignment, the Financial Advisor will provide the following services to the Company:

1. Study and review the business, operations, historical financial performance of the Company (based upon management's forecast of financial performance) as to enable the Financial Advisor to provide advice to the
    Company:
2. Assist the Company in attempting to formulate the optimal strategy to meet the Company's working capital and capital resources needs during the period of this Agreement;
3. Assist in the formulation of the terms and structure of any reasonable proposed business combination transaction ("Transaction") involving the Company and presented to the Company;
4. Assist the Company in obtaining debt and/or equity financing in such amounts that the Company and the Financial Advisor agree are required for the purpose of financing the operations ("Financing");
5. Assist in any presentation to the Board of Directors of the Company, as requested, in connection with a proposed Transaction or Financing;
6. If requested, render an opinion ("Fairness Opinion") to the Board of the Company as to whether the consideration is to be paid in any proposed acquisition of any business by the Company from a financial point of view; and,
7. Advise the Company as to the expected reaction of the financial community to any Transaction and assist in determining the optimum means of communicating the pertinent aspects, such as strategic considerations, benefits to the Company and the financial impact to the financial community.

For our providing the financial advisory and investment banking services, the Company agrees to compensate the Financial Advisor as follows:

FINANCIAL ADVISORY FEE

A financial advisory fee ("Financial Advisory Fee") of a total of $500.00 (U.S. Dollars) which is due upon your counter-signing this agreement. In addition, the company shall issue (a) 350,000 shares of common stock, which shall be issued pursuant to Rule 504 no later than 30 days from the date of this agreement; and,
(b) 100,000 options to purchase the common stock of the Company at $ 1.25 US Dollars per share, to be undertaken as a cashless exercise to purchase common stock issued under Rule 504. It is understood that all of the before-mentioned stock, including the common stock underlying the purchase options, should be free from any restrictions and/or encumbrances at the time of issuance and any time thereafter.

 Corporate Headquarters, Florida: 6261 N.W. 6th Way, Suite 207, Fort Lauderdale, FL 33309 - Toll Free: (800) 652-8262 - Tel: (954) 776-6118 - Fax: (954) 776-2794
   Westchester Office: 4 West Red Oak Lane, Suite 302. Harrison, NY 10528 - Toll
         Free: (888) 330-8262 - Tel: (914) 694-9500 - Fax (914) 694-9517

                           Member: NASD - MSRB - SIPC

FAIRNESS OPINION FEE

A Fee ("Fairness Opinion Fee") in the minimum amount of $500.00 (U.S. Dollars) in connection with each and every Fairness Opinion provided to the Company's Board of Directors is payable against delivery of such opinion. During the term of this Agreement, the Financial Advisor will have a right of first opportunity with respect to each and every Fairness Opinion required by the Board of Directors.

WARRANT SOLICITATION FEE

A warrant solicitation fee ("Warrant Solicitation Fee") in the amount of 10% of the gross proceeds received by the Company for exercise of its warrants during the term of its agreement (payable within 30 days of the Company's receipt of such proceeds), provided that the payment of such fee is consistent with all applicable federal and state laws, and the articles, by-laws, rules, regulations and interpretations of the National Association of Securities Dealers, Inc. and each exchange of which the Financial Advisor is a member.

TRANSACTION FEE

A transaction fee (the "Transaction Fee") will be payable upon the closing of a Transaction as follows: 5% of any amount up to a cumulative total of one million dollars; 4% of the next million dollars; 3% of the next million dollars; 2% of the next million dollars; and, 1% of the balance of the value of the transaction. The Transaction Fee will be in no way less than $10,000 for any transaction consummated by the Company in which the Financial Advisor introduced the other party to the Company during a period ending five years from the date hereof

A Transaction means everything paid or payable by one party to the other in a transaction, including but not limited to cash, securities, promissory notes, any loans as an integral part of the transaction, earnings, assumed obligations, covenants not to compete, consulting agreements, employment contracts, bonuses, leases or rent, and any other economic benefits, rights, property, or interest including, payments contingent upon future events or conditions. Any such Transaction Fee due to the Financial Advisor will be paid in cash or other consideration that is acceptable to the Financial Advisor at the closing of the particular Transaction for which the Transaction Fee is due.

FINANCING FEE

In the event that the Company issues, sells or obtains any Financing in the form of. (a) Senior Debt and/or Bank Credit (or any form of senior indebtedness) in a private transaction, the Company will pay the Financial Advisor a fee with respect to such Financing in an amount equal to ten percent (10%) together with a non-accountable expense allowance of three percent of the amount of all such financing obtained or committed payable in the event of and on the date of closing of the financing; (b) Subordinated Debt Financing or Convertible Subordinated Debt Financing in a private transaction, the Company will pay the Financial Advisor a fee with respect to such Financing in an amount equal to ten percent (10%) together with a non-accountable expense allowance of three percent (3%) of the gross proceeds of such Financing payable in the event of and on the date of closing of the Financing; (c) Common and/or Preferred Stock will pay the Financial Advisor a fee with respect to such Equity Securities in an amount equal to ten percent (10%) of the gross proceeds of such Financing together with a non-accountable expense allowance equal to three percent (3%) of the gross proceeds of such Financing and Warrants to purchase such Equity Securities sold by the Company in the Financing to equal ten percent (10%) of the aggregate number of Equity Securities sold by the Company at the same price and terms as those sold in a private transaction, all of which shall be payable in the event of and on the date of the closing of the Financing: (d) a public issuance or sale of Debt and/or Equity Securities, a fee with respect to such issuance or safe in an amount equal to ten percent (10%) of the gross proceeds of such Financing together with a non-accountable expense allowance equal to three percent (3%) of the gross proceeds of such Financing and, in the event of the public issuance or sale of Equity Securities, Wan-ants to purchase such Equity Securities or to be sold by the Company equal to ten percent (10%) of the aggregate amount of Equity Securities so issued or sold at such price and terms as shall be allowed by the NASD Regulations' interpretation - all of which shall be payable in the event of and on the date of the closing of the financing.

In the event that the Company engages in the issuance of securities or any other Financing transaction, the Financial Advisor would discuss their possible assistance to the Company in such Financing at the time. In addition to any fees that may be payable to the Financial Advisor hereunder and regardless of whether any Transaction of Financing is consummated, the Company hereby agrees upon request to reimburse the Financial Advisor (a) for all reasonable travel, legal and all other out of pocket expenses incurred in performing the services hereunder (it is understood that reimbursement for expenses in excess of $200.00 shall be subject to the prior approval of the Company, such approval not to be unreasonably withheld); and (b) for all reasonable travel, legal, and out of pocket expenses incurred in assisting the Company to prepare for, or defend against, any action, suit, proceeding or claim brought or threatened to be brought or otherwise participating in any such action, suit, proceeding or claim.

INDEMNIFICATION

Recognizing the matters of the type contemplated in this engagement sometimes result in litigation and the Financial Advisor's role is advisory, the Company agrees to hold the affiliated companies and any director, officer, employee or agent of the Financial Advisor) and any other controlling person within the meaning of Section 15 of the Securities Act of 1993 (the " 1993 Act") or Section 20 (a) of the Securities Exchange Act 1934 (the " 1934 Act") of the Financial Advisor (including any of its affiliated companies) (collectively, "Indemnified Persons") from and against any and all losses claims, damages, liabilities or expenses whatsoever as incurred by any Indemnified Person in investigating, preparing or defending any litigation or proceeding, commenced or threatened, or in connection with any claim whatsoever, whether or not resulting in any liability, to which such Indemnified Person may become subject under any applicable Federal or state law or otherwise cause by, arising out of or bases upon or otherwise relating to or in connection with the Financial Advisor's engagement hereunder, or any Transaction. If such indemnification were for any reason not to be available, the Company agrees to contribute to the settlement, loss or expenses involved in the proportion that the Company's interest bears to the Financial Advisor's interest in any transaction referred to herein under the Financial Advisor pursuant to this letter. However, such indemnification and contribution shall not apply to any claim, loss or expense, which is finally adjudicated to have arisen solely from Financial Advisor's gross negligence or willful misconduct in performing its services hereunder.

ACCEPTANCE OF AGREEMENT CONDITIONS

In recognition and acceptance of the aforementioned terms and conditions, the following signatures are representative of the corresponding parties and their respective roles, responsibilities, and expectations as delineated in the material above:

Date   Aug. 7, 1998                 Date  August 5, 1998
       ------------                       --------------

The Company:                        The Financial Advisor:

Jim Meier, President                Brentley C. Martin, President
Meier Worldwide Intermedia. Inc.     Emerson Bennett & Associates

Exhibit 10k

                  CONVERTIBLE LINE OF CREDIT AGREEMENT

THIS AGREEMENT made between GRANITE HILL LIMITED, a Niue Borrower having its registered office at No. 2 Commercial Centre Square, Alofi, Niue (the "Lender"), and MEIER WORLDWIDE INTERMEDIA INC. (the "Borrower"), a Nevada corporation having an office at Suite 320-1100 Melville Street, Vancouver, BC V6E 4A6, WITNESSES THAT in consideration of the Lender providing the line of credit described below, the parties agree as follows:

1. Line of Credit. The parties acknowledge that the Lender advanced to the
   ---------------
Borrower the sum of $100,000.00 Canadian currency on December 4, 1998. Pursuant to this Agreement, the Lender has agreed to provide a line of credit to the Borrower in the principal amount of up to $300,000.00 Canadian currency, of which the $100,000.00 already advanced shall form a part. The Lender shall advance additional funds up to the aforesaid maximum amount when and as directed by the Borrower until December 31, 1999.

2. Payment. The Borrower shall pay to the Lender on demand, the amount of all
   -------
indebtedness owing by the Borrower to the Lender in respect of this Agreement, together with interest thereon at the rate of 8% per annum. calculated annually from the date of each advance.

3, Promissory Notes. The Borrower shall deliver to the Lender from time to time,
   -----------------
promptly on request by the Lender and in form and substance satisfactory to the Lender, demand promissory notes or other acknowledgement of debt evidencing the amount of each advance made under this line of credit.

4. Conversion. The Lender or the Borrower may from time to time convert all or
   ----------
part of the principal amount advanced under this line of credit into common shares of the Borrower at the rate of $0.20 United States currency per share during the term of this Agreement. Such conversion shall constitute full payment of the indebtedness owing by the Borrower to the Lender in respect of the principal amount converted, including all accrued but unpaid interest thereon.

5. Capital Alteration. If any change is made to the issued shares of the
   -------------------
Borrower by way of consolidation, subdivision, reclassification, amalgamation or otherwise at any time before conversion of the indebtedness, the shares for conversion shall be deemed to be increased or decreased to such number or altered to such class and kind as would have resulted from such change if such conversion had occurred before the date of such change.

6. Interpretation. All words denoting the singular shall be pluralized
   ---------------
throughout this Agreement as the context requires and all words denoting gender shall be construed as the context requires and will include a body corporate where the context requires.

7. Enurement. This Agreement is in addition to any other debt instrument,
   ----------
security or agreement between the Lender and the Borrower, and shall enure to the benefit of the Lender, its successors and assigns, and shall be binding on the Borrower, its successors and assigns,

8. Jurisdiction. The Borrower agrees that any legal action or proceeding against
   -------------
it with respect to this Agreement may be brought in British Columbia or in such other court as the Lender may elect and, by execution and delivery of this Agreement, the Borrower irrevocably submits to each such jurisdiction.

DATED: April 9, 1999

GRANITE HILL LIMITED                            MEIER WORLDWIDE INTERMEDIA INC.

Per: /s/                                        Per:  /s/  Jim Meier
-------------------------                       -------------------------
Authorized Signatory                            Authorized Signatory

                            Promissory Note  {CANCELLED}

$50,000.00 CDN                                               Date: June 27, 1999

FOR VALUE RECEIVED, MEEIER WORLDWIDE INTERMMDIA INC. (the "Promissor") hereby promises to pay to GRANITE HILL LIMITED, or such other holder for the time being hereof (the "Holder") at Vancouver, Canada, the principal amount of Fifty Thousand Dollars ($50,000.00) 'in Canadian funds (the "Principal Amount"), together with interest thereon at the rate of eight per cent (8%) per annum calculated annually, ON DEMAND.

Time shall be of the essence of this Note. Extension of time for payment of all or any part of the amount owing hereunder at any time or times or failure of the Holder to enforce any of the rights or remedies hereunder, shall not release the Promissor and shall not constitute a waiver of the rights of the Holder to enforce such rights and remedies thereafter.

The Promissor hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note.

IN WITNESS WHEREOF the Promissor has executed this Note on June 27, 1999

MEIER WORLDWIDE INTERMEDIA INC.

Per: /s/ Jim Meier
------------------
Authorized Signatory

                            Promissory Note {CANCELLED}

$100,000.00 CDN                                         Date: December 4, 1998

FOR VALUE RECEIVED, MEIER WORLDWIDE INTERMEDIA INC. (the "Promissor") hereby promises to pay to GRANITE HILL LIMITED, or such other holder for the time being hereof (the "Holder") at Vancouver, Canada, the principal amount of One Hundred Thousand Dollars ($100,000.00) in Canadian funds (the "Principal Amount"), together with interest thereon at the rate of eight per cent (8%) per annum calculated annually, ON DEMAND.

Time shall be of the essence of this Note. Extension of time for payment of all or any part of the amount owing hereunder at any time or times, or failure of the Holder to enforce any of the rights or remedies hereunder, shall not release the Promissor and shall not constitute a waiver of the rights of the Holder to enforce such rights and remedies thereafter.

The Promissor hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note.

IN WITNESS WHEREOF the Promissor has executed this Note on December 4, 1998.

MEIER WORLDWIDE INTERMEDIA INC.


Per: /s/ Jim Meier
------------------
Authorized Signatory

Exhibit 21

                       MEIER WORLDWIDE INTERMEDIA INC.

                        Subsidiaries of the Registrant
                        ------------------------------

H.R.H. Productions Inc. ("H.R.H.") was formed as the subsidiary that will produce the movie based on the life of John Meier. This story is featured in the book "Age of Secrets, The Conspiracy that toppled Richard Nixon and the Hidden Death of Howard Hughes". H.R.H. was incorporated under British Columbia law in October 1997

Meier Rose Pictures Inc. ("Meier Rose") was incorporated in British Columbia on April 28, 1999, as a film production company in partnership with Alexandra Rose, Chief Operating Officer of the company. Rose is serving as producer of some projects while supervising several films that the company intends to produce. The production of these films is subject to the availability of financing. , Each film will be produced through subsidiaries.

Meier Rose Pictures Inc. ("US") was incorporated on April 19, 1999 in Nevada, U.S.A. as a film production company and is currently dormant.

Meier Studio Management Inc. a British Columbia company was incorporated on March 26, 1998. The company was originally formed to control and manage all of the studio subsidiaries that were subsequently disposed of (see same page below) as of November 1, 1998 and is currently dormant.

Meier Entertainment Security Inc. a British Columbia company was incorporated on September 16, 1998. This company was established to provide personal and production site security services for the entertainment industry and is currently dormant

     Subsidiaries disposed of by the Registrant as of November 1. 1998
     -----------------------------------------------------------------

MEIER STUDIOS INC.
     Place of incorporation: British Columbia
     Trade name: Meier Studios

G.G. STUDIOS INC.
     Place of incorporation: British Columbia
     Trade name: G. G. Studios

MEIER STUDIOS [LAKE CITY] INC.
     Place of incorporation: British Columbia
     Trade name; Lake City Studio

MEIER WORLDWIDE INTERMEDIA INC. (B.C.)
     Place of incorporation: British Columbia
     Trade name: MWI (B.C.)

MEIER STUDIOS (B.B.) INC.
     Place of incorporation: British Columbia
     Trade name: Meier BB.

Exhibit 23

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Meier Worldwide Intermedia, Inc.

     We hereby consent to the use of our report dated September 24, 1999, in the registration statement of Meier Worldwide Intermedia, Inc., filed in Form 10-SB in accordance with Section 12 of the Securities Exchange Act of 1934.

                                          Andersen Andersen & Strong, L.C.

                                /s/ L. REX ANDERSEN

Salt Lake City, Utah
September 24, 1999